                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMWAY ASIA PACIFIC LTD.
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   G0352M 10 8
                                   -----------
                                 (CUSIP Number)


                             CRAIG N. MEURLIN, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                AMWAY CORPORATION
                             7575 FULTON STREET EAST
                               ADA, MICHIGAN 49355
                                 (616) 787-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


                                -----------------

                                DECEMBER 15, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


                         (Continued on following pages)



                             (Page 1 of 16 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             NEW AAP LIMITED
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                        (a)  [ ]
                                                                                                     (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to
             Items 2(d) or 2(e)                                                                           [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Bermuda
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                  8,181,756
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                            0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                  8,181,756
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                  0
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             8,181,756
------------ ------------------------------------------------------------------------------------------------------
     12      Check if the aggregate amount in Row (11) excludes certain shares                            [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             14.5%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             CO
------------ ------------------------------------------------------------------------------------------------------



                                 (Page 2 of 16)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             APPLE HOLD CO., L.P.
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [  ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Bermuda
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           0
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             0
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                        [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             0
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             PN
------------ ------------------------------------------------------------------------------------------------------

                              (Page 3 of 16 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             AP NEW CO., LLC
             88-0441077
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                     (a) [X]
                                                                                                  (b) [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Nevada
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     46,844,950
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
     12      Check if the aggregate amount in Row (11) excludes certain shares                        [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             OO
------------ ------------------------------------------------------------------------------------------------------

                              (Page 4 of 16 Pages)


-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             AMWAY CORPORATION
             38-1736584
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                          7      Sole voting power
                                           0
Number of Shares      ---------- ----------------------------------------------------------------------------------
Beneficially Owned        8      Shared voting power
by Each Reporting                         46,844,950
Person                ---------- ----------------------------------------------------------------------------------
                          9      Sole dispositive power
                                          0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                         46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                    [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             CO
------------ ------------------------------------------------------------------------------------------------------

                              (Page 5 of 16 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             JAY VAN ANDEL TRUST
             38-6408901
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                       [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             OO
------------ ------------------------------------------------------------------------------------------------------

                                 (Page 6 of 16)


-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             JAY VAN ANDEL
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [ ]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to
             Items 2(d) or 2(e)                                                                       [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization
             United States
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12      Check if the aggregate amount in Row (11) excludes certain shares                         [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             IN
------------ ------------------------------------------------------------------------------------------------------

                              (Page 7 of 16 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             RDV CORPORATION
             38-2977544
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

                      Michigan
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned    ---------- ----------------------------------------------------------------------------------
by Each Reporting         8      Shared voting power
Person                                    0
                      ---------- ----------------------------------------------------------------------------------
                          9      Sole dispositive power
                                          0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                          46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                        [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             OO
------------ ------------------------------------------------------------------------------------------------------

                              (Page 8 of 16 Pages)

         The undersigned Reporting Persons hereby file this Schedule 13D (this "Schedule 13D") in connection with (a) the formation of Apple Hold Co., L.P., a limited partnership organized under the laws of Bermuda ("Hold Co."), (b) the organization of AP New Co., LLC, a Nevada limited liability company ("AP New Co.") and the sole general partner of Hold Co., (c) the execution and delivery of the First Amended and Restated Limited Partnership Agreement of Hold Co.
(the "Partnership Agreement"), dated as of November 12, 1999, among AP New Co and the limited partners of Hold Co. (collectively, the "Partners"), (d) the Partners' contribution, in the aggregate, of 46,844,950 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Amway Asia Pacific Ltd., a Bermuda corporation ("AAP") to Hold Co. as initial capital contributions in exchange for partnership interests in Hold Co. (the "Partnership Interests") proportionate to such contributions and (e) the tender offer by New AAP Limited, a Bermuda corporation ("New AAP") and a wholly owned subsidiary of Hold Co., to purchase all the outstanding shares of Common Stock of AAP (the "Offer"), pursuant to a Tender Offer and Amalgamation Agreement (the "Agreement"), dated November 15, 1999, between New AAP, Hold Co. and AAP.

         The Offer was made in accordance with the terms and conditions of the Agreement as described in the Offer to Purchase, dated November 18, 1999. The Agreement provided for, among other things, New AAP to first conduct the Offer and then for AAP and New AAP to amalgamate, with AAP as the surviving company. The purchase price for each share of Common Stock in the Offer was $18.00 in cash (the "Purchase Price"), less any U.S. backup or other applicable withholding taxes which were required to be withheld. The Offer was for all shares of AAP or any lesser number of shares tendered and not withdrawn. The Offer expired at 12:00 midnight, New York City time, on December 17, 1999.

ITEM 1. SECURITY AND ISSUER

         The securities to which this statement relates are shares of Common Stock of AAP. The business address of AAP is 38/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c) Pursuant to Rules 13d-1(k) (1) - (2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of Hold Co. and the Reporting Persons as identified below (collectively, the "Reporting Persons"). The Partners may be deemed as a group, pursuant to Rule 13d-5 (b) (1), to have acquired beneficial ownership of the Common Stock of AAP which was contributed to the capital of Hold Co.

         Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

         The name, state of organization, principal business, address of the principal business and the address of the principal office for each reporting person with respect to the partnership is as follows:

         New AAP was incorporated under the laws of Bermuda in October 1999 for the principal purpose of conducting the Offer and has no prior operating history. The principal executive offices of New AAP and each of its officers and directors are currently located at 7575 Fulton Street, East, Ada, Michigan 49355. The executive officers and directors of New AAP are Craig N. Meurlin and Lawrence M. Call. Messrs. Meurlin and Call are United States citizens.

                  Lawrence M. Call, age 57, has been a director and President of New AAP since its formation in October 1999. Mr. Call has also been Vice President of Amway Asia Pacific Ltd. since its formation in 1993. Mr. Call served as Chief Financial Officer and Treasurer of Amway Asia Pacific Ltd. until July 1, 1999. He has also served as Chief Financial Officer of Amway since 1991. Prior to joining Amway, Mr. Call had been Treasurer of PPG Industries, a manufacturer of flat glass, fiberglass, coatings, resins industrial and special chemicals, since 1984. Before becoming Treasurer of PPG Industries, he had held various other financial control positions with PPG

                  Craig N. Meurlin, age 47, has been a director and Vice President and Assistant Secretary of New AAP since its formation in October 1999. Mr. Meurlin has also been Vice President, General Counsel and Assistant Secretary of Amway Asia Pacific Ltd. since 1993. Mr. Meurlin is Senior Vice President, General Counsel and Secretary of Amway and has held such positions since 1993. Prior to that, Mr. Meurlin was a partner in the law firm of Jones, Day, Reavis & Pogue. Mr. Meurlin holds a Bachelors of Arts Degree from the University of Vermont and a Juris Doctor from the University of Virginia.


                                 (Page 9 of 16)

         Industries. Prior to that, Mr. Call spent 15 years in public accounting with Deloitte, Haskins and Sells (the predecessor to Deloitte and Touche). He is a Certified Public Accountant and holds a Bachelor's Degree from Loyola University.

         Hold Co. was formed in November 1999 for the principal purpose of facilitating the Offer by New AAP. Hold Co. has no prior operating history. The principal executive offices of Hold Co. are currently located at One East First Street, Suite 1600, Reno, Nevada 89501. The general partner of Hold Co. is AP New Co.

         AP New Co. was formed in September 1999. AP New Co. has no prior operating history. The principal executive offices of AP New Co. are currently located at One East First Street, Suite 1600, Reno, Nevada 89501. AP New Co. is managed by Amway Corporation.

         Amway Corporation, a Michigan corporation, was formed in 1959. Amway Corporation sells and distributes, directly or through its affiliates, consumer products in the personal care, nutrition and wellness, home care and home tech product lines. The business addresses of Amway Corporation and of each of the officers and directors of Amway Corporation are located at 7575 Fulton Street East, Ada, Michigan 49355. All of the officers and directors of Amway Corporation are United States citizens. The following persons are officers and directors of Amway Corporation:

                  Stephen A. Van Andel, age 43, has been Chairman of Amway since 1995 and was a member of the Policy Board of Amway from 1992 through August 31, 1999. Mr. Van Andel has also been Chairman of AAP since January 1995 and a Director since 1994. Since January 1995, Mr.
         Van Andel has been Vice Chairman of Amway Japan Limited. He has been on the Board of Directors of Amway since September 1, 1999. Mr. Van Andel was Chairman of the Executive Committee of Amway and Vice President - Corporate Affairs of Amway from 1993 to 1995. He was appointed Vice President - Marketing of Amway in 1988 and in 1991, became Vice President Americas. Prior to 1988, Mr. Van Andel held various administrative and management positions with Amway. He holds a Bachelor's Degree from Hillsdale College and a Master's of Business Administration from Miami University. Mr. Van Andel is also a director of Michigan National Bank Corp.

                  Richard M. DeVos, Jr., age 43, has been President of Amway since 1993 and was a member of the Policy Board of Amway from 1992 through August 31, 1999. He has been on the Board of Directors of Amway since September 1, 1999. He has also been President of AAP since January 1995 and a Director since 1994. Since January 1995, Mr. DeVos has been Chairman of Amway Japan Limited. Mr. DeVos was President and Chief Executive Officer of the Orlando Magic Ltd. from 1991 to 1993. He is Chairman of the Windquest Group, a multi-company management group which he founded in 1989. Prior to that, Mr. DeVos was Vice President - International of Amway since 1984. Previously, he held various research and development, manufacturing, distribution, marketing, finance, public relations and government affairs positions with Amway. Mr. DeVos holds a Bachelor of Business Administration Degree from Northwood University and has attended the Executive Study Program at the Wharton School of the University of Pennsylvania. He is also a director of Old Kent Financial Corporation.

                  Douglas L. DeVos, age 34, has been Senior Vice President - Asia Pacific Region, Global Distributor Relations of Amway since June 1998 and was a member of the Policy Board of Amway from 1989 to August 31, 1998. Mr. DeVos has also been a director of AAP since April 14, 1999. Mr. DeVos has been on the Board of Directors of Amway since September 1, 1999. He was appointed Vice President, North American Sales, of Amway in 1993 and held the position of Senior Vice President, Managing Director - Americas of Amway from 1996 to 1998. Prior to 1993, Mr. DeVos held various administrative and management positions with Amway. He holds a Bachelor of Science Degree from Purdue University Krannert School of Management. Mr. DeVos is also a director of National City Bank.

                  Lynn Lyall, age 46, has served as Vice President of Finance of Amway since July 1, 1999. Mr. Lyall has been Chief Financial Officer, Vice President and Treasurer of AAP since July 1, 1999. Prior to joining Amway, he had been Executive Vice President and Chief Financial Officer of Blockbuster Entertainment, Inc. since 1997. Before becoming Chief Financial Officer of Blockbuster, Mr. Lyall held various financial positions with Cadbury Schweppes, PLC from 1990 until 1997. He also held financial positions with Bordo Citrus Products, Inc., Kraft, Inc. and Coca-Cola Company. Prior to that, Mr. Lyall spent six years in public accounting with Arthur Anderson & Co. He is a certified Public Accountant and holds a Bachelor's Degree from Northwestern University.

                             (Page 10 of 16 Pages)

                  Craig N. Meurlin, age 47, has been the Senior Vice President, General Counsel and Secretary of Amway and has held such positions since 1993. Mr. Meurlin has also been Vice President, General Counsel and Assistant Secretary of Amway Asia Pacific Ltd. since 1993. Prior to that, Mr. Meurlin was a partner in the law firm of Jones, Day, Reavis & Pogue. Mr. Meurlin holds a Bachelors of Arts Degree from the University of Vermont and a Juris Doctor from the University of Virginia.

                  Pamela L. Linton, age 50, has been Vice President of Global Human Resources at Amway Corporation since 1997. Prior to joining Amway, she was Vice President of Human Resources for Lorin Industries. She also spent eleven years with Baxter Healthcare where she was Director of Human Resources providing support to the Technology, Global Businesses Groups and Baxter Management Institutes. Ms. Linton holds a Bachelor of Science degree from Michigan State University and a Master of Business Administration degree from Lake Forest College Graduate School of Management.

                  Al Koop, age 55, is the Senior Vice President of Operations of Amway Corporation. Mr. Koop joined Amway in 1965 and has held many positions within Amway including Director of Regional
         Distribution Centers, Managing Director of the Americas and Europe and Vice President of International Distribution and Facilities Planning. Mr. Koop holds a Bachelor's degree in Marketing and Economics from Ferris State University.

                  David Van Andel, age 40, is the Senior Vice President -- Americas and Europe at Amway Corporation, overseeing business activities for Amway North America, 22 European and 11 Latin American affiliates. Mr. Van Andel has held numerous positions within Amway including Senior Vice President of Operations, Vice President of Manufacturing and Operations and Director of Regional Distribution Centers. Mr. Van Andel is also Chairman of the Van Andel Research Institute and is a member of the Board of the U.S. Chamber of Commerce and of Amway's Board of Directors. Mr. Van Andel is a graduate of Hope College, Holland, Michigan.

                  Jay Van Andel, age 75, is the co-founder of Amway Corporation. He has also been the Senior Chairman of Amway since 1995. Prior to that time, Mr. Van Andel was the Chairman of Amway. He attended Calvin College, Morningside College, Pratt Business School and Yale
         University Aviation Cadet School. Mr. Van Andel is a trustee of the Heritage Foundation and a trustee of the Citizen's Research Council of Michigan. In addition, Mr. Van Andel is a member of the MENSA Society. Mr. Van Andel's business address is 7575 Fulton Street East, Ada, Michigan 49355. Mr. Van Andel has also been the sole trustee of the Jay Van Andel Trust since its inception. Mr. Van Andel is a member of Amway's Board of Directors.

                  Richard M. DeVos, Sr., age 73, is the co-founder and former President of Amway. In 1991, Mr. DeVos and his family acquired the Orlando Magic, the National Basketball Association's franchise in Orlando, Florida. Mr. DeVos currently serves as Chairman for the Orlando Magic. Mr. DeVos is a graduate of Calvin College in Grand Rapids. He was also awarded a Doctor of Letters from Hope College in 1982. Mr. DeVos is a member of Amway's Board of Directors.

                  Daniel G. DeVos, age 35, serves as a board member for RDV Corporation. He is currently Vice President-Corporate Affairs at Amway and has been a member of Amway's Board of Directors since September 1, 1999. Mr. DeVos is currently Chairman, President and CEO of DP/Fox Landquest, which is a multi-company management firm. He serves as President and CEO as of the following minor league sports franchises:
         Grand Rapids Griffins, Grand Rapids Rampage and the Kansas City Blades. For the Orlando Magic, Mr. DeVos is currently Vice-Chair of the Governing Board. Mr. DeVos holds a degree from Northwood University.

         Jay Van Andel Trust, Jay Van Andel Trust is a revocable trust established on August 28, 1978. Jay Van Andel is the sole trustee of the Jay Van Andel Trust and has sole voting and dispositive power under the trust. Mr. Van Andel's business experience is described above.

         RDV Corporation is a Michigan corporation incorporated in 1991. The principal executive offices of RDV Corporation and of each of its officers and directors of RDV Corporation are located at 126 Ottawa NW, Suite 500, Grand Rapids, Michigan. RDV Corporation is the management firm for the family of Richard M. DeVos and provides investment management, estate planning, tax and personal services, and foundation administration to the family. All of the officers and directors of RDV are United States citizens. The following persons are officers and directors of RDV Corporation:

                  Jerry L. Tubergen, age 46, serves as President and Chief Executive Officer of RDV Corporation. He is


                             (Page 11 of 16 Pages)
         a Certified Public Accountant and began his career in 1976 in Chicago with Deloitte & Touche. In 1987, he became the Managing Partner of the Deloitte & Touche offices in Grand Rapids. In 1991, he assumed his office at RDV Corporation. Mr. Tubergen serves as a director on the following boards: Orlando Magic, Ltd., NBA Board of Governors (Alternate Governor), Genmar Holdings, Inc., Convergent Capital Management, Inc., Alterra (AMEX:ALI), Ronald Blue & Co., Geyser Products, L.L.C., VanKeulen & Winchester Lumber Company, State of Michigan Investment Advisory Committee, Specialized Bicycles, Inc., Health Care Solutions, Inc., Windquest Companies, Green Cay Asset Management, Dental Care Partners, Crippled Children's United Rehabilitation Effort, and as an Advisory Board member to Healthcare Equity Partners, L.P. Mr. Tubergen holds a Bachelor's of Business Administration degree from Western Michigan University and a Master's of Science in Taxation from DePaul University.

                  Robert H. Schierbeek, age 35, is the Treasurer of RDV Corporation. Mr. Schierbeek has served on the audit staff of Deloitte & Touche in Grand Rapids serving small to mid-sized for profit corporations. Mr. Schierbeek is a CPA and earned a Bachelors degree in accounting from Calvin College.

                  William J. Boer, age 44, is Vice President and Chief Operating Officer of RDV Corporation. Mr. Boer also serves as Vice President of RDV Sports, which manages the DeVos family sports enterprises, including the Orlando Magic, Orlando Solar Bears, Orlando Miracle, and the RDV Sportsplex. Prior to joining RDV Corporation in 1995, Mr. Boer was President of Michigan National Bank, Grand Rapids. Mr. Boer serves on the board of directors of the RDV Sportsplex and serves as an officer on several RDV entities including the Board of Directors of the Witan Group, LLC. Mr. Boer holds a Bachelor's Degree in Economics from Calvin College and a Master's of Business Administration in Finance and Strategic Planning from the University of Southern California and a Master's of Science in Higher Education from Indiana University.

                  Elisabeth DeVos, age 41, is a director of RDV Corporation. Ms. DeVos is also Chairman of the Windquest Group, a privately held multi-company operating group, founded in 1989. Prior to assuming her current position, Ms. DeVos served as President and Vice President-Administration from the time of the company's inception. Elected in May 1996, Ms. DeVos serves as Chairman of the Michigan Republican State Committee. She also served as Republican National Committeewoman for Michigan 1992-1997. Ms. DeVos holds a Bachelor of Science degree in Business Administration/Political Science from Calvin College in Grand Rapids, Michigan. Ms. DeVos is the spouse of Richard
         M. DeVos, Jr.

                  Pamela DeVos, age 40, is a director of RDV Corporation. Ms. DeVos has extensive public relations experience and demonstrated community involvement in and around West Michigan. She served for over two years with Amway Corporation and seven years with Seyferth & Associates, a leading Grand Rapids public relations firm. Mrs. DeVos co-established DP Fox Ventures, LLC with her husband Dan, to manage their business investments and explore new opportunities. Much of her time is now devoted to the Grand Rapids Youth Foundation which she founded five years ago.

                  Robert A. VanderWeide, age 41, is a director of RDV Corporation. Mr. VanderWeide is also President of the Orlando Magic, a position he has held since January of 1994. He also serves as Chief Executive Officer of RDV Sports - the parent company of the Magic, the Orlando Solar Bears, the Orlando Miracle, the RDV Sportsplex, Magic FanAttic retail outlets and Magic Carpet Aviation. Prior to his current position, Mr. VanderWeide served as Vice President of Basketball Operations.

                  Suzanne C. DeVos VanderWeide, age 38, is a director of RDV Corporation. Ms. VanderWeide also currently serves as Vice President - Corporate Affairs and was a Policy Board Member for Amway Corporation until August 31, 1999. She has been on the Board of Directors of Amway since September 1, 1999. Previously she served as Director of Health & Beauty Marketing and the Management Training Program. Ms. VanderWeide is actively involved in many community organizations in both Orlando and Grand Rapids including serving on the Board of the Orlando Magic. She is Chairman of the Orlando Magic Youth Foundation, Chairperson for DeVos Children's Hospital Committee and Director of the Michigan Chapter of Operation Smile. Ms. VanderWeide holds a Bachelor of Arts degree in Business Administration from Hope College.

                  Maria DeVos, age 35, serves as a director of RDV Corporation. She is also a director for several not-for-profit organizations including Bethany Christian Services, United Way, DeVos Urban Leadership Initiative and the Doug and Maria DeVos Foundation. Ms. DeVos is the spouse of Douglas L. DeVos.

                  Helen DeVos, age 72, has served as a director of RDV Corporation since its inception in 1991. Her other


                             (Page 12 of 16 Pages)
         current Board positions are primarily community involvement related including: Hopsice, US Marine Corps Toys For Tots, Holland Home in Grand Rapids, Michigan and the Grand Rapids Symphony. Ms. DeVos received a Bachelor of Arts degree from Calvin College.

         (d) - (e) During the last five years, none of the Reporting Persons or their directors, officers or trustees, as the case may be, have been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of September 30, 1999, the principal shareholders of AAP, along with certain corporations, trusts, foundations and other entities established by or for the benefit of the principal shareholders and their respective families (collectively, the "Principal Shareholders"), beneficially owned 47,943,530 shares of Common Stock, constituting approximately 85% of all shares of Common Stock issued and outstanding on such date. Pursuant to the Offer, the Principal Shareholders tendered an aggregate of 1,128,580 shares of Common Stock, which were owned by charitable foundations established by certain of the Principal Shareholders. The Offer commenced on November 18, 1999 and expired on December 17, 1999. Pursuant to the Offer, New AAP acquired 8,181,756 shares of Common Stock of AAP, including the 1,128,580 shares tendered by charitable foundations established by certain of the Principal Shareholders. New AAP purchased the shares with funds borrowed pursuant to a Credit Agreement, dated as of December 10, 1999 among Hold Co., New AAP, N.A.J. Co., Ltd., ALAP Hold Co., Ltd., the banks party thereto and Morgan Guaranty Trust Company of New York, Tokyo Branch (the "Credit Facility"). Under the Credit Facility, New AAP borrowed approximately $168,900,000 to purchase shares and to pay related fees and expenses. On December 15, 1999, the Principal Shareholders contributed all of their remaining shares of Common Stock of AAP to Hold Co., representing an aggregate of 46,844,950 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

         The capital contribution of the Common Stock by the Principal Shareholders was made in connection with the Offer by New AAP to purchase all the shares of Common Stock of AAP for $18.00 per share for cash.

         The purpose of the Offer is to facilitate New AAP's acquisition of all shares of Common Stock of AAP, and thereby enable the Principal Shareholders to obtain direct or indirect control of 100% of the capital stock of AAP. The Agreement provides for, among other things, New AAP to first conduct the Offer to be followed by the amalgamation of AAP and New AAP, with AAP as the surviving corporation (the "Amalgamation").

         Because the Principal Shareholders have contributed their shares to Hold Co., the Principal Shareholders, indirectly as limited partners of Hold Co., beneficially own approximately 85% of all Shares. Under Bermuda law, an amalgamation must be approved by a vote of the holders of at least three-fourths of those Shares voting at a shareholder meeting to approve such amalgamation provided that the holders of at least one-third of the Shares are represented at the meeting. Because the Principal Shareholders own, directly or indirectly, 85% of the AAP Shares and 100% of the capital stock of Purchaser, the Principal Shareholders will be able to effect the Amalgamation. As a result of the Amalgamation, those holders who did not tender their Shares in the Offer will receive cash equal to the Purchase Price upon consummation of the Amalgamation. The Amalgamation is expected to occur as soon as possible following consummation of the Offer.

         Alternatively, because New AAP and Hold Co., own in the aggregate, 95 percent or more of the outstanding shares of Common Stock of AAP, New AAP may, if it elects to do so in lieu of the Amalgamation, compulsorily purchase the remaining Shares for cash equal to the Purchase Price from the remaining shareholders pursuant to Section 103 of the Bermuda Act (the "Bermuda Act"). Accordingly, as a result of the consummation of the Offer and the Amalgamation or, alternatively, the purchase of the Shares for cash in accordance with
Section 103 of the Bermuda Act, the Principal Shareholders will, indirectly as limited partners of Hold Co., beneficially own 100 percent of the outstanding Shares. The Amalgamation and the transaction in accordance with Section 103 of the Bermuda Act are collectively referred to as the "AAP Transaction."

         AAP's Board of Directors suspended AAP's quarterly dividend on October 14, 1998, because of adverse economic conditions in AAP's markets at that time, declining profitability and uncertainty as to whether either of these two factors would improve. The AAP Board of Directors has regularly reviewed AAP's ability to pay a quarterly dividend and based

                             (Page 13 of 16 Pages)
on the continuation of weak profitability and the need to use cash flow in China has not reinstated the dividend. AAP does not intend to pay any future dividends.

         As a result of the AAP Transaction, it is anticipated that the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Act. Except as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of AAP or the disposition of securities of AAP; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AAP or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of AAP or any of its subsidiaries; (d) any change in the present Board of Directors or management of AAP, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of AAP; (f) any other material change in AAP's business or corporate structure; (g) changes in AAP's charter, by-laws, or other instruments corresponding thereto or any actions which may impede the acquisition of control of AAP by any person; or (h) equity securities of AAP becoming eligible for termination or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 55,026,706 shares of Common Stock of AAP, representing 97.4% of the outstanding shares of Common Stock as of September 30, 1999.

         Each of the Reporting Persons has, as of December 22, 1999, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         New AAP purchased 8,181,756 shares of Common Stock pursuant to the Offer. New AAP has sole power to vote and sole power to dispose of such shares of Common Stock.

         Although Hold Co. holds 46,844,950 shares of Common Stock contributed by the Principal Shareholders, it does not have any power to vote or dispose of the shares of Common Stock. The power to vote and to dispose of the Common Stock is held by AP New Co.

         AP New Co. has shared power to vote and shared power to dispose of 46,844,950 shares of Common Stock.

         Amway Corporation has shared power to vote and shared power to dispose of 46,844,950 shares of Common

         Jay Van Andel Trust has no power to vote shares of Common Stock. Jay Van Andel Trust has shared power to dispose of 46,844,950 shares of Common Stock.

         RDV Corporation does not have power to vote any shares of Common Stock, but has shared power to dispose of 46,844,950 shares of Common Stock.

         (c) The information set forth in the introduction of this Schedule 13D is incorporated herein by reference.

         (d) Certain of the Principal Shareholders, as limited partners of AP New Co., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to above.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Hold Co. is governed by the Partnership Agreement. Under the Partnership Agreement, all authority for dealing with shares of Common Stock of AAP, including the right to vote the shares and to dispose of the shares is vested in the general partner, AP New Co.

                             (Page 14 of 16 Pages)

         AP New Co. is governed by an Operating Agreement dated as of November 12, 1999 (the "Operating Agreement"). Under the Operating Agreement, all management rights, power, and authority, including rights to exercise AP New Co.'s authority as general partner of Hold Co., are vested in the manager or managers of AP New Co. Amway Corporation is the sole manager of AP New Co. Amway Corporation can be removed as manager only with the unanimous approval of the members of AP New Co. RDV Corporation and the Jay Van Andel Trust are the members of AP New Co.

         Amway Corporation, Hold Co., AP New Co., and certain other interested persons are parties to an Agreement Regarding Jumpstart Entities dated as of December 16, 1999 (the "Jumpstart Agreement"). The Jumpstart Agreement provides that certain actions may not be taken without approval of both of the members of AP New Co., including, without limitation, the sale or transfer or other disposition by Hold Co. or New AAP of an interest in AAP shares.

         In addition, the Principal Shareholders, Hold Co. and New AAP entered into a Shareholder and Voting Agreement (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, the Principal Shareholders have agreed, and Hold Co. agreed, after the transfer of shares of Common Stock of AAP by the Principal Shareholders to Hold Co., not to dispose of or otherwise transfer their shares, and New AAP has agreed not to dispose of or otherwise transfer any shares purchased by it in the Offer, in either case, prior to consummation of the Amalgamation. The Principal Shareholders also have agreed to cause Hold Co. and New AAP, as the case may be, to vote, and Hold Co. and New AAP, as the case may be, have agreed to vote their shares in favor of the Amalgamation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following Agreements are filed as Exhibits to this Schedule 13D and incorporated herein by reference.

Exhibit No.                   Title of Agreement
-----------                   ------------------

1 First Amended and Restated Limited Partnership Agreement of Apple Hold Co., L.P., dated as of November 12, 1999.

2          Operating Agreement of AP New Co., LLC, dated as of November 12,
           1999.

3 Agreement Regarding Jumpstart Entities, among Amway Corporation, AP New Co., ALAP Hold Co., Ltd., Hold Co., Jay Van Andel Trust, RDV Corporation, Jay Van Andel, Stephen Van Andel, David Van Andel, Richard DeVos, Richard DeVos, Jr. and Douglas DeVos, dated as of December 16, 1999.

4 Tender Offer and Amalgamation Agreement, dated November 15, 1999, among AAP, New AAP and Hold Co. (incorporated herein by reference to Exhibit (c)(1) of the Schedule 14D-1 of New AAP filed with the Commission on November 18, 1999 and amended on December 13, 1999 and December 17, 1999 (the "Schedule 14D-1")).

5 Shareholder and Voting Agreement, by and among Hold Co., New AAP and the Principal Shareholders of AAP, dated as of November 15, 1999 (incorporated herein by reference to Exhibit (c)(2) of the Schedule 14D-1).

6 Credit Agreement, dated as of December 10, 1999, among Hold Co., New AAP, N.A.J. Co., Ltd., ALAP Hold Co., Ltd., the banks party thereto and Morgan Guaranty Trust Company of New York, Tokyo Branch (incorporated herein by reference to Exhibit (b)(3) of the Schedule 13E-3 of New AAP filed with the Commission on November 18, 1999 and amended on December 13, 1999, December 17, 1999 and December 27,
           1999).

7          Agreement pursuant to Rule 13d-1(k)(1)(iii), dated December 27, 1999.

                             (Page 15 of 16 Pages)

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   December 27,  1999        NEW AAP LIMITED



                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:    Craig N. Meurlin
                                  Title:   Vice President, Assistant Secretary


                                  APPLE HOLD CO., L.P.

                                  By:  AP NEW CO., LLC, its general partner

                                  By:  Amway Corporation, its Manager



                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:  Craig N. Meurlin
                                  Title: Senior Vice President, General
                                             Counsel and Secretary



                                  AP NEW CO., LLC

                                  By:  Amway Corporation, its Manager



                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:  Craig N. Meurlin
                                  Title: Senior Vice President, General
                                          Counsel and Secretary


                                  AMWAY CORPORATION

                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:  Craig N. Meurlin
                                  Title: Senior Vice President, General
                                             Counsel and Secretary


                                  JAY VAN ANDEL TRUST



                                  By:      /s/ Jay Van Andel
                                     -----------------------------------------
                                  Name:  Jay Van Andel
                                  Title:   Trustee


                                  /s/ Jay Van Andel
                                  --------------------------------------------
                                  Jay Van Andel


                                  RDV CORPORATION


                                  By:      /s/ Jerry L. Tubergen
                                     -----------------------------------------
                                  Name:  Jerry L. Tubergen
                                  Title:   President


                             (Page 16 of 16 Pages)

                                                                      Exhibit 1
                                                                      Amway Asia




                               LIMITED PARTNERSHIP


                                    AGREEMENT


                                       OF


                              APPLE HOLD CO., L.P.


                     A BERMUDA EXEMPTED LIMITED PARTNERSHIP










                          Dated as of November 12, 1999

                                TABLE OF CONTENTS


ARTICLE 1.  FORMATION OF LIMITED PARTNERSHIP..............................-1-

ARTICLE 2.  NAME..........................................................-1-

ARTICLE 3.  BUSINESS OF THE PARTNERSHIP...................................-1-
         3.1      PURPOSES................................................-1-
         3.2      LIMITED PURPOSES AND SCOPE OF AUTHORITY.................-1-

ARTICLE 4.  NAMES AND ADDRESSES OF PARTNERS; TERM;BUSINESS OFFICES........-2-
         4.1      NAMES AND ADDRESSES.....................................-2-
         4.2      TERM....................................................-2-
         4.3      BUSINESS OFFICES........................................-2-

ARTICLE 5.  PARTNERSHIP INTERESTS; WITHDRAWAL FROM ACCOUNTS...............-2-
         5.1      CAPITAL CONTRIBUTIONS; PARTNERSHIP INTERESTS............-2-
         5.2      PROFITS AND LOSSES......................................-3-
         5.3      LOANS BY PARTNERS.......................................-3-
         5.4      WITHDRAWAL..............................................-3-

ARTICLE 6.  DISTRIBUTIONS.................................................-3-
         6.1      DISTRIBUTIONS OF DISTRIBUTABLE CASH.....................-3-
         6.2      TIMING OF DISTRIBUTIONS.................................-3-
         6.3      DISTRIBUTIONS IN KIND...................................-3-

ARTICLE 7.  POWERS, RIGHTS, AND DUTIES OF THE LIMITED PARTNERS............-4-
         7.1      LIMITATIONS.............................................-4-
         7.2      LIABILITY...............................................-4-
         7.3      VOTING CONTROLLED CORPORATION STOCK.....................-4-

ARTICLE 8.  POWERS, RIGHTS, AND DUTIES OF THE GENERAL PARTNER.............-4-
         8.1      AUTHORITY...............................................-4-
         8.2      POWERS AND DUTIES.......................................-4-
         8.3      MANAGEMENT AND CONTROL OF THE PARTNERSHIP...............-6-
         8.4      LIFE INSURANCE..........................................-6-
         8.5      COMPENSATION............................................-6-
         8.6      WITHDRAWAL..............................................-6-
         8.7      TIME TO BE DEVOTED TO BUSINESS..........................-8-
         8.8      LIABILITY...............................................-8-
         8.9      INDEMNIFICATION.........................................-8-
         8.10     TAX ELECTIONS AND TAX MATTERS PARTNER...................-8-

         8.11     NO RIGHT TO WITHDRAWAL; DAMAGES.........................-8-
         8.12     RESPONSIBILITY FOR BOOKS AND RECORDS....................-9-
         8.13     REPORTS TO PARTNERS.....................................-9-
         8.14     PARTNERSHIP FUNDS.......................................-9-

ARTICLE 9.  RESTRICTION ON TRANSFERS OF INTERESTS.........................-9-
         9.1      RIGHT TO ASSIGN.........................................-9-
         9.2      NO GRANTING OF SECURITY.................................-9-
         9.3      RIGHT TO PURCHASE......................................-10-
         9.4      ASSIGNMENTS NOT IN COMPLIANCE WITH THIS ARTICLE VOID...-11-
         9.5      DISTRIBUTIONS AND ALLOCATIONS IN RESPECT TO
                  TRANSFERRED INTERESTS..................................-11-
         9.6      NO ASSUMPTION OF LIABILITY.............................-12-
         9.7      TREATMENT UNDER BUY-SELL PROVISIONS....................-12-

ARTICLE 10.  ADMISSION OF SUBSTITUTE AND ADDITIONAL PARTNERS.............-12-
         10.1     ADMISSION OF SUBSTITUTE PARTNERS.......................-12-
         10.2     ADMISSION OF ADDITIONAL PARTNERS.......................-13-
         10.3     CONDITIONS TO SUBSTITUTION OR ADMISSION................-13-

ARTICLE 11.  DISSOLUTION OF THE PARTNERSHIP..............................-13-

ARTICLE 12.  WINDING UP, TERMINATION, AND LIQUIDATING
DISTRIBUTIONS............................................................-13-
         12.1     WINDING UP.............................................-13-
         12.2     PROFITS OR LOSSES IN WINDING UP........................-14-
         12.3     DISTRIBUTIONS AT LIQUIDATION...........................-14-
         12.4     COMPLIANCE WITH CERTAIN REQUIREMENTS OF
                  REGULATIONS; DEFICIT CAPITAL ACCOUNTS..................-14-
         12.5     FINAL REPORT...........................................-15-
         12.6     RIGHTS OF PARTNERS.....................................-15-
         12.7     TERMINATION............................................-15-

ARTICLE 13.  TAX PROVISIONS AND CAPITAL ACCOUNTS.........................-15-
         13.1     TAXABLE YEAR...........................................-15-
         13.2     CAPITAL ACCOUNTS.......................................-15-
         13.3     BOOK/TAX DISPARITIES AND OTHER TAX MATTERS.............-17-
         13.4     ALLOCATION OF NONRECOURSE DEDUCTIONS...................-18-
         13.5     ALLOCATION OF PARTNER NONRECOURSE DEDUCTIONS...........-18-
         13.6     MINIMUM GAIN CHARGEBACK................................-18-
         13.7     PARTNER MINIMUM GAIN CHARGEBACK........................-19-
         13.8     QUALIFIED INCOME OFFSET................................-19-

ARTICLE 14.  DEFINITIONS.................................................-19-

ARTICLE 15.  DISPUTE RESOLUTION..........................................-22-
         15.1     AMICABLE RESOLUTION....................................-22-
         15.2     ARBITRATION............................................-22-
         15.3     APPOINTMENT OF ARBITRATOR..............................-22-
         15.4     VACANCY................................................-22-
         15.5     QUALIFICATIONS.........................................-22-
         15.6     IMPARTIALITY...........................................-22-
         15.7     CHALLENGE FOR BIAS.....................................-23-
         15.8     RULES OF ARBITRATION...................................-23-
         15.9     MAJORITY VOTE..........................................-23-
         15.10    WRITTEN OPINION........................................-23-
         15.11    PLACE OF ARBITRATION...................................-23-
         15.12    PUNITIVE DAMAGES PROHIBITED............................-23-
         15.13    COSTS..................................................-23-

ARTICLE 16.  MISCELLANEOUS...............................................-24-
         16.1     POWER OF ATTORNEY......................................-24-
         16.2     NOTICES................................................-24-
         16.3     AMENDMENTS.............................................-24-
         16.4     CONFIDENTIALITY........................................-24-
         16.5     ENTIRE AGREEMENT.......................................-24-
         16.6     GOVERNING LAW..........................................-24-
         16.7     EFFECT.................................................-25-
         16.8     PRONOUNS AND NUMBER....................................-25-
         16.9     CAPTIONS...............................................-25-
         16.10    PARTIAL ENFORCEABILITY.................................-25-
         16.11    COUNTERPARTS...........................................-25-

                              APPLE HOLD CO., L.P.
                     A BERMUDA EXEMPTED LIMITED PARTNERSHIP
                                    AGREEMENT


                  This First Amended and Restated Limited Partnership Agreement ("AGREEMENT") of Apple Hold Co., L.P. is made and entered into effective as of November 12, 1999 (the "Effective Date") by and among A P New Co, LLC, a Nevada limited liability company as General Partner, and those persons executing as the Limited Partners.

                                    RECITALS

A. Apple Hold Co. L.P. was formed on 12th November, 1999 by and between A P New Co., LLC as general partner and Richard M. DeVos 1998 Trust as limited partner pursuant to the Exempted Limited Partnership Agreement of the Partnership dated 12th November, 1999 (the "Original Agreement").

B. Pursuant to clause 14 of the Original Agreement, the General Partner has the full power of substitution and amendment of the Original Agreement.

C. The General Partner desires to amend and restate the Original Agreement in its entirety, as set forth herein.

D. The General Partner now wishes to admit new Limited Partners to the Partnership and increase the contribution to capital so that the Partners contributions are listed in attached Schedule 4.1.

Now therefore, for and in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the adequacy, receipt, and sufficiency of which are hereby acknowledged, the General Partner and the Limited Partners hereby agree as follows:

             ARTICLE 1. CONTINUATION OF EXEMPTED LIMITED PARTNERSHIP

                  The parties hereto hereby agree to continue the Partnership pursuant to and in accordance with the Acts. The new Limited Partners upon execution of the Agreement agree to be bound by the terms of the Agreement. Certain words and phrases shall have the meanings set forth in Article 14, below. The rights and duties of the Partners shall be as provided in the Acts except as modified by this Agreement.

                                 ARTICLE 2. NAME

                  The business of the Partnership shall be conducted under the name:

          APPLE HOLD CO., L.P., a Bermuda exempted limited partnership

                     ARTICLE 3. BUSINESS OF THE PARTNERSHIP

         3.1 PURPOSES. The business of the Partnership is to hold, maintain, lease, sell, invest, reinvest, and otherwise own and deal with those assets described in Schedule 4.1, below, and with such other assets as may be acquired by or contributed to the Partnership. The General Partner, on behalf of the Partnership, shall have the power to do all things necessary or useful in pursuance of the Partnership business.


         3.2 LIMITED PURPOSES AND SCOPE OF AUTHORITY. This Agreement shall not create a partnership among the Partners with respect to any activities other than activities within the business purposes of the Partnership as set forth above in paragraph 3.1.


                ARTICLE 4. NAMES AND ADDRESSES OF PARTNERS; TERM;
                                BUSINESS OFFICES

         4.1 NAMES AND ADDRESSES. The names, addresses, and Partnership Interests of the Partners are listed on the attached Schedule 4.1.

         4.2 EFFECTIVE DATE AND TERM. The term of the Partnership began upon the date on which the Certificates of Limited Partnership and Exempt Partnership of the Partnership were registered under the Acts, namely 12th November, 1999 and shall continue until December 31, 2049, unless sooner dissolved by an act or event specified in this Agreement.

         4.3 BUSINESS OFFICES. The principal place of business of the Partnership shall be at the office of the General Partner (initially as set forth on Schedule 4.1) and its registered office shall be Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. The General Partner may from time to time change the principal place of business and the registered office of the Partnership.

         4.4 RESIDENT REPRESENTATIVE. Codan Services Limited of Clarendon House, 2 Church Street, Hamilton, Bermuda shall be the resident representative of the Partnership as required by the Acts.

                  ARTICLE 5. PARTNERSHIP INTERESTS; WITHDRAWAL

                                  FROM ACCOUNTS

         5.1 CAPITAL CONTRIBUTIONS; PARTNERSHIP INTERESTS. Each Limited Partner agrees to make contributions to the capital of the Partnership as listed on the attached Schedule 4.1. Except as otherwise provided in Schedule 4.1, all contributions listed on such Schedule are of shares of Common Stock of Amway Asia Pacific Ltd., a Bermuda corporation, par value $0.01 per share ("AAP SHARES"). Each Limited Partner represents that the AAP Shares contributed by such Limited Partner are free and clear of all liens, encumbrances, and restrictions, and that such Limited Partner has the legal authority to convey the AAP Shares to the Partnership. Each Limited partner agrees to execute and deliver to the Partnership such certificates and instruments as may be reasonably required to transfer the AAP Shares to the Partnership. The General Partner made a contribution of $11,999.00 upon the original formation of the Partnership, and shall not be required to make a further contribution to the capital. The General Partner shall have an interest in the Profits (as defined below) of the Partnership which is granted in exchange for services to be performed by the General Partner in its capacity as the General Partner of the Partnership. The Partnership Interests of the Partners are as set forth on
Schedule 4.1.

         The Partners shall make additional contributions to the Partnership at such time or times, and upon such conditions, as the Partners may unanimously agree.



         5.2 PROFITS AND LOSSES. After giving effect to the special allocations set forth in this Agreement, profits and losses for any taxable year of the Partnership ("PROFITS") shall be allocated among the Partners in accordance with their Partnership Interests.

         5.3 LOANS BY PARTNERS. No Partner shall be under any obligation to make any loan to the Partnership. If the General Partner determines to lend money or advance other funds to the Partnership to provide for working capital or for such other purposes the General Partner deems advisable, the rate of interest on such loans or advances shall not be in excess of amounts charged by unrelated lending institutions on comparable loans for similar purposes. All loans and advances by any Partner to the Partnership shall be repayable upon such terms as the General Partner shall determine.

         5.4 WITHDRAWAL. No Partner shall be entitled: (a) to withdraw any part of the Partner's capital or to receive any distributions from the Partnership except as provided for in this Agreement; (b) to demand or receive any assets other than cash in return for the Partner's capital interest; and (c) to be paid interest on any capital contributed to or accumulated in the Partnership.

                            ARTICLE 6. DISTRIBUTIONS

         6.1 DISTRIBUTIONS OF DISTRIBUTABLE CASH. Distributions of Distributable Cash shall be made as determined by the General Partner in the General Partner's complete discretion. Distributable Cash so distributed shall be distributed among the Partners in accordance with their Partnership Interests, provided that no such distribution shall reduce any Partner's Capital Account below zero.

         6.2 TIMING OF DISTRIBUTIONS. Partnership distributions, if any, shall be made to those persons recognized on the books of the Partnership as Partners on the day of the distribution. To the extent permitted by law and as permitted by any loan agreements entered into by the Partnership, but subject to other provisions of this Agreement, the Partnership's Distributable Cash shall be distributed at intervals in the complete discretion of the General Partner, provided that no distribution or series of distributions of cash shall be made in a manner having the effect of dissolving or liquidating the Partnership unless all the Partners agree or the distribution or series of distributions is made pursuant to Article 12, below.

         6.3 DISTRIBUTIONS IN KIND. The General Partner may make distributions of assets of the Partnership in kind. If any assets of the Partnership are distributed to the Partners in kind, such assets shall be valued at their fair market value on the date of the distribution.

                  ARTICLE 7. POWERS, RIGHTS, AND DUTIES OF THE
                                LIMITED PARTNERS

         7.1 LIMITATIONS. The Limited Partners shall not participate in the management or control of the Partnership's business, transact any business for or on behalf of the Partnership, or act for or bind the Partnership, such powers being vested solely and exclusively in the General Partner.

         7.2 LIABILITY. The Limited Partners shall have no personal liability whatsoever to the creditors of the Partnership for the debts of the Partnership or any of its losses beyond their capital contributions to the Partnership.

                  ARTICLE 8. POWERS, RIGHTS, AND DUTIES OF THE
                                 GENERAL PARTNER

         8.1 AUTHORITY. The General Partner shall have exclusive authority to manage the operations and affairs of the Partnership, to make all decisions regarding the business of the Partnership, and to exercise all of the rights and powers of a General Partner as provided in the Acts and as otherwise provided by law. Persons dealing with the Partnership are entitled to rely conclusively on the power and authority of the General Partner.

         8.2 POWERS AND DUTIES. The General Partner is hereby granted the right, power, and authority to do on behalf of the Partnership all things that, in the sole judgment of the General Partner, but consistent with the business purposes of the Partnership, are necessary, proper, or desirable to carry out these duties and responsibilities, including, but not limited to, the right, power, and authority:


                  (a) To incur all reasonable expenditures; to employ and dismiss from employment any and all agents, independent contractors, brokers, attorneys, and accountants.

                  (b) To hold, sell, and otherwise deal with the assets of the Partnership, including the right to accumulate profits in the Partnership to meet the reasonable needs of the Partnership.

                  (c) To create, by grant or otherwise, easements and servitudes relating to any of the Partnership assets consisting of real estate.

                  (d) To borrow money, and to guarantee the obligations of others, and as security therefor to mortgage, grant liens against, or otherwise pledge and encumber all or any part of the assets of the Partnership.

                  (e) To construct, alter, improve, repair, raze, replace, or rebuild any assets of the Partnership.

                  (f) To obtain replacements of any mortgages or security interests relating in any way to the Partnership's assets, and to prepay, in whole or in part, refinance, recast, modify, consolidate, or extend any such financings.

                  (g) To sell all or any portion of the assets of the Partnership.

                  (h) To keep, or cause to be kept, full and accurate records of all transactions of the Partnership.

                  (i) To prepare, or cause to be prepared, and deliver to each Partner the reports and other information described in paragraph 8.12, below.

                  (j) To deposit Partnership funds in an account or accounts established or designated pursuant to paragraph 8.13, below, and authorize withdrawals of such funds by such persons, at such times, and in such amounts as the General Partner may designate, and to pay out of Partnership funds any expenses necessary to discharge the Partnership's obligations.

                  (k) To secure the necessary goods and services required in performing the General Partner's duties for the Partnership.

                  (l) To determine the amount of Distributable Cash and make distributions of Distributable Cash as provided in Article 6.

                  (m) To set aside funds as reserves for contingencies and working capital.

                  (n) To cause the Partnership to carry such indemnification insurance as the General Partner deems necessary to protect the General Partner and any other persons entitled to indemnification by the Partnership under paragraph 8.9, below.

                  (o) To cause the Partnership to carry such general liability insurance on the Property and with respect to the Partnership's operations in such forms and limits (including deductibles) as the General Partner shall deem appropriate.

                  (p) To be reimbursed for expenses incurred in discharging the responsibilities as General Partner, including, but not limited to: (i) all legal, accounting, and other professional services rendered to the Partnership, including all professional services necessary to furnish reports and tax information to the Partners; (ii) expenses connected directly with the acquisition, ownership, maintenance, or disposition of the Partnership's assets; (iii) compensation and expenses of any employees or agents of the Partnership; and (iv) taxes incurred with respect to the Partnership's assets.

                  (q) To execute, acknowledge, and deliver any and all instruments and agreements (including amendments thereto) to effectuate any and all of the foregoing.

         8.3 MANAGEMENT AND CONTROL OF THE PARTNERSHIP. The General Partner, within the authority granted to the General Partner under this Agreement, shall have the exclusive right to manage the business of the Partnership and is hereby authorized to take any action of any kind and to do anything and everything the General Partner deems necessary in accordance with the provisions of this Agreement and the Act.

         8.4 COMPENSATION. The General Partner shall be compensated for the services the General Partner renders to the Partnership. The amount of the compensation shall be set by the

General Partner in an amount equal to the reasonable compensation that the Partnership would have to pay to a third party to perform the same management, investment, and other services performed by the General Partner.

         8.5 WITHDRAWAL. The following shall be deemed events of withdrawal of a General Partner for purposes of this Agreement:

                  (a) If a General Partner: (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy;
         (iii) is adjudicated bankrupt or insolvent; (iv) files a petition or answer seeking for the General Partner any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegation of a petition filed against the General Partner in any proceeding of this nature; or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the General Partner or all or any substantial part of the General Partner's properties.

                  (b) If, 120 days after the commencement of any proceeding against a General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, the proceeding has not been dismissed or if within 90 days after the appointment without the General Partner's consent or acquiescence, of a trustee, receiver, or liquidator of a General Partner or of all or any substantial part of the General Partner's properties, the appointment is not vacated or stayed or within 90 days after the expiration of any such stay, the appointment is not vacated.

                  (c) The death of a General Partner if the General Partner is a natural person.

                  (d) The entry of an order by a court of competent jurisdiction adjudicating a General Partner who is a natural person incompetent to manage the General Partner's person or estate.

                  (e) In the case of a General Partner who is acting as a General Partner by virtue of being a trustee of a trust, the termination of the trust, but not merely the substitution of a new trustee.

                  (f) In the case of a General Partner that is a separate partnership, the dissolution and commencement of winding up of the separate partnership.

                  (g) In the case of a General Partner that is a corporation, the dissolution of the corporation or the revocation of its charter.

                  (h) In the case of an estate, the distribution by the fiduciary of the estate's entire interest in the Partnership.

                  (i) In the case of a General Partner that is any other legal entity, the cessation of the legal existence of the legal entity.

An event of withdrawal of a General Partner shall cause a dissolution of the Partnership, unless at the time there is at least one other General Partner who carries on the business of the Partnership, which is a right that such Partner shall have under this Agreement, but the Partnership shall not be dissolved and shall not be required to be wound up by reason of the event of withdrawal if, within 90 days after the withdrawal, all remaining Partners agree in writing to continue the business of the Partnership and to the appointment of one or more additional General Partners if necessary or desired.


         8.6 NO RIGHT TO WITHDRAWAL; DAMAGES. The General Partner shall not voluntarily withdraw from the Partnership without the unanimous written consent of the Limited Partners. The Partnership shall have the right to recover from a General Partner who gives notice of withdrawal from the Partnership damages for breach of this Agreement and to offset the damages against the amount otherwise distributable to the withdrawing General Partner.


         8.7 TIME TO BE DEVOTED TO BUSINESS. The General Partner shall devote such time to the Partnership business as the General Partner, in the General Partner's discretion, shall deem necessary to manage and supervise the Partnership business in an efficient manner. Nothing in this Agreement shall preclude the employment, at the expense of the Partnership, of any agent or third party to manage or provide other services with respect to the assets of the Partnership, subject to the control of the General Partner.

         8.8 LIABILITY. The General Partner shall not be liable, responsible, or accountable in damages or otherwise to the Partnership or any Limited Partner for any action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on any General Partner by this Agreement or by law, unless the act or omission was performed or omitted fraudulently or in bad faith or constituted negligence.

         8.9 INDEMNIFICATION. The Partnership shall indemnify and hold harmless the General Partner and persons claiming through the General Partner (herein the "Indemnified Parties") from and against any loss, expense, damage, or injury suffered or sustained by them by reason of any acts, omissions, or alleged acts or omissions arising out of their activities on behalf of the Partnership or in furtherance of the interests of the Partnership, including, but not limited to, any judgment, award, settlement, reasonable attorney fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, if the acts, omissions, or alleged acts or omissions upon which the actual or threatened action, proceeding, or claims are based were for a purpose reasonably believed to be in the best interests of the Partnership and were not performed or omitted fraudulently or in bad faith or as a result of gross negligence by the Indemnified Parties and were not in violation of the General Partner's fiduciary obligation to the Partnership. Any such indemnification shall be satisfied only from and out of the assets of the Partnership.

         8.10 TAX ELECTIONS AND TAX MATTERS PARTNER. The General Partner may, in the General Partner's sole discretion, make or revoke any tax elections that the General Partner deems advisable. Each of the Partners shall upon request supply the information necessary to properly give effect to the election. The General Partner holding the largest Partnership Interest shall perform all duties imposed by Sections 6221 through 6232 of the Code as the "tax matters partner" of the Partnership.

         8.11 RESPONSIBILITY FOR BOOKS AND RECORDS. Proper and complete records and books of account shall be kept by the General Partner, including each Partner's Capital Account for tax and book purposes. The Partnership books and records shall be kept on the basis of accounting determined to be in the best interests of the Partnership by the General Partner. The books and records shall be open to the inspection and examination of the Partners and their designated representatives during reasonable business hours, and any Partner may, at the Partner's own expense, examine and make copies of the books of account and records of the Partnership.

         8.12 REPORTS TO PARTNERS. As soon as practicable in the particular case, the General Partner shall deliver to each Partner: (a) information concerning the Partnership after the end of each taxable year as shall be necessary for the preparation by a Partner of the Partner's income or other tax returns; and (b) other information as in the judgment of the General Partner shall be reasonably necessary for the Partners to be advised of the results of operations of the Partnership.

         8.13 PARTNERSHIP FUNDS. The funds of the Partnership shall be deposited in such bank account or accounts, or invested in such interest-bearing and non-interest-bearing investments, as shall be determined by the General Partner. All withdrawals from any such bank accounts shall be made by the duly authorized agent or agents of the Partnership. Partnership funds shall be held in the name of the Partnership and shall not be commingled with those of any Partner.

                ARTICLE 9. RESTRICTION ON TRANSFERS OF INTERESTS

         9.1 RIGHT TO ASSIGN. Subject to the other provisions of this Article, a Partner may assign the Partner's Interest in the Partnership (or any portion thereof), but such a transfer shall not dissolve the Partnership or, unless the General Partner gives prior written consent (which consent may be withheld for any reason or for no reason in the complete and unrestricted judgment of the General Partner), entitle the assignee to become or to exercise any rights of a Partner and shall only entitle the assignee to receive, to the extent assigned, the distribution to which the assignor would be entitled.

         9.2 DISTRIBUTIONS AND ALLOCATIONS IN RESPECT TO TRANSFERRED INTERESTS. If any interest in the Partnership is assigned during any accounting period in compliance with the provisions of this Article, profits, losses, each item thereof, and all other items attributable to the transferred interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code Section 706(d) and the Regulations issued thereunder, using any conventions permitted by law and selected by the General Partner. All distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Partnership shall recognize such transfer not later than the end of the calendar month during which it is given notice of such transfer, provided that if the Partnership does not receive a notice stating the date such interest in the Partnership was transferred and such other information as the General Partner may reasonably require within 30 days after the end of the accounting period during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made, to the person who, according to the books and records of the Partnership, on the last day of the accounting period during which the transfer occurs, was the owner of the interest in the Partnership. Neither the Partnership nor the General Partner shall incur any liability for making allocations and distributions in accordance with the provisions of this paragraph, whether or not the General Partner or the Partnership have knowledge of any transfer of ownership of any interest in the Partnership.

         9.3 NO ASSUMPTION OF LIABILITY. The Assignee of a Transferred Interest, who is not admitted as a Partner, will have no liability as a partner solely as a result of the assignment.

           ARTICLE 10. ADMISSION OF SUBSTITUTE AND ADDITIONAL PARTNERS

         10.1 ADMISSION OF SUBSTITUTE PARTNERS. An Assignee of a limited partnership interest has, to the extent assigned, the rights and powers, and is subject to the restrictions and liabilities, of a limited partner, as the case may be, under this Agreement and the Act.

         10.2 ADMISSION OF ADDITIONAL PARTNERS. Additional Partners may be admitted only upon the consent of the General Partner, which consent will establish the contributions of the additional Partners.

         10.3 CONDITIONS TO SUBSTITUTION OR ADMISSION. Notwithstanding the other provisions of this Agreement, the substitution or admission of a Partner will not be effective until completion of the following:

                  (a) The proposed substitute or additional partner agrees in writing to be bound by the terms and provisions of this Agreement;

                  (b) The proposed substitute or additional partner pays or reimburses the Partnership for all legal fees and filing costs received by the Partnership in connection with the substitution or admission of the partner; and

                  (c) If the proposed substitute or additional partner is not an individual, it provides the Partnership with evidence, satisfactory to counsel for the Partnership, of its authority to become a partner under the terms and provisions of this Agreement.

                   ARTICLE 11. DISSOLUTION OF THE PARTNERSHIP

                  The happening of any one of the following events shall immediately dissolve the Partnership:

                  (a) The expiration of the term of the Partnership.

                  (b) The written election of the General Partner.

                  (c) An event of withdrawal of a General Partner, except as provided in paragraph 8.5, above.

              ARTICLE 12. WINDING UP, TERMINATION, AND LIQUIDATING
                                  DISTRIBUTIONS

         12.1 WINDING UP. In the event of the dissolution of the Partnership for any reason, the General Partner or, if there is no General Partner, a liquidating agent appointed by a Majority of the Partners (all of which may be referred to as a "Liquidator") shall commence to wind up the affairs of the Partnership and to liquidate the Partnership's assets. Following the occurrence of any of the events set forth in Article 11, above, the Liquidator shall determine whether the assets of the Partnership are to be sold or whether the assets are to be distributed to the Partners in dissolution of the Partnership.

                   If assets are distributed to the Partners, all such assets shall be valued at their then fair market value as determined by the Partners, and the Capital Accounts shall be adjusted in accordance with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f) and
(g). This fair market value shall be used for purposes of determining the amount of any distribution to a Partner pursuant to paragraph 12.3, below. If the Partners are unable to agree on the fair market value of any asset of the Partnership, the fair market value shall be determined by the Liquidator.


         12.2 PROFITS OR LOSSES IN WINDING UP. The Partners shall continue to share profits and losses during the winding up process in the same proportion as before the dissolution. Any gain or loss on the disposition of Partnership assets in the process of winding up shall be allocated among the Partners in accordance with their Partnership Interests, except as may be otherwise required by this Agreement, the Code, or the Regulations.


         12.3 DISTRIBUTIONS AT LIQUIDATION. Subject to the right of the Liquidator to establish such cash reserves as may be deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership, the proceeds of the liquidation and any other funds of the Partnership shall be distributed as follows:

                  (a) First, creditors, including partners who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Partnership;

                  (b) Second, after the adjustment required by the provisions of paragraph 12.1, above, to each Partner an amount equal to the positive Capital Account balance of each Partner (see paragraph 12.4, below), as determined after taking into account all Capital Account adjustments for the Partnership's taxable year during which the liquidation occurs, and such amount shall be paid to the Partner in accordance with the provisions of Regulations Section 1.704-1(b)(2)(ii)(b)(2).

         12.4 COMPLIANCE WITH CERTAIN REQUIREMENTS OF REGULATIONS; DEFICIT CAPITAL ACCOUNTS. If the Partnership (or a Partner's Partnership Interest) is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), then distributions shall be made pursuant to this Article to the Partners who have positive Capital Accounts in accordance with Regulations Section 1.704-1(b)(2)(ii)(b)(2), and if the General Partner's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the taxable year during which such liquidation occurs), the General Partner shall (by the end of the taxable year in which the liquidation occurs or, if later, within 90 days after the date of such liquidation) contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in accordance with Regulations
Section 1.704-1(b)(2)(ii)(b)(3). Limited Partners shall not be obligated to restore negative balances in their Capital Accounts.

         12.5 FINAL REPORT. Within a reasonable time following the completion of the liquidation of the Partnership, the Liquidator shall supply to each Partner a statement that shall set forth the assets and liabilities of the Partnership as of the date of complete liquidation and each Partner's portion of payments and distributions pursuant to paragraph 12.3, above.

         12.6 RIGHTS OF PARTNERS. Each Partner shall look solely to the assets of the Partnership for all distributions with respect to the Partnership and to the Partner's capital contribution to the Partnership, and to share of profits or losses, and no Partner shall have recourse therefor (upon dissolution or otherwise) against any other Partner. No Partner shall be entitled to receive property other than cash upon dissolution and termination of the Partnership.

         12.7 TERMINATION. Upon the completion of the liquidation of the Partnership and the distribution of all Partnership assets, the Partnership shall terminate. The Liquidator shall have the authority to execute and record a Certificate of Cancellation of the Certificate of Limited Partnership as well as any and all other documents required to effect the dissolution and termination of the Partnership.

                 ARTICLE 13. TAX PROVISIONS AND CAPITAL ACCOUNTS

         13.1 TAXABLE YEAR. The taxable year of the Partnership shall end on the 31st day of December in each year.

         13.2     CAPITAL ACCOUNTS.

         (a) MAINTENANCE. A Capital Account shall be established and maintained for each Partner. Each Partner's Capital Account (a) shall be increased by (i) the amount of money contributed by that Partner to the Partnership, (ii) the Agreed Value of Contributed Property contributed by that Partner to the Partnership (net of liabilities secured by the Contributed Property that the Partnership is considered to assume or take subject to under the provisions of IRC Section 752), and (iii) allocations to that Partner of Partnership income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Section 1.704-1(b)(2)(iv)(g) of the Regulations, but excluding income and gain described in Section 1.704-1(b)(4)(i) of the Regulations, and (b) shall be decreased by (i) the amount of money distributed to that Partner by the Partnership, (ii) the fair market value of property distributed to that Partner by the Partnership (net of liabilities secured by the distributed property that the Partner is considered to assume or take subject to under the provisions of IRC
         Section 752), (iii) allocations to that Partner of expenditures of the Partnership described in IRC Section 705(a)(2)(B), and (iv) allocations of the Partnership's losses and deductions described in Section 1.704-1(b)(2)(iv)(g) of the Regulations (but excluding items described in clause (b)(iii), above and losses or deductions described in Section 1.704-1(b)(4)(i) or Section 1.704-1(b)(4)(iii) of the Regulations). Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Partner for purposes of this Agreement, the Capital Account of the Partner shall be determined after giving effect to (a) all Capital Contributions made to the Partnership on or after the date of this Agreement, (b) all allocations of income, gain, deduction, and loss pursuant to Article 5 for operations and transactions effected on or after the date of this Agreement and prior to the date such determination is required to be made under this Agreement, and (c) all distributions made on or after the date of this Agreement.

                  (b) BOOK/TAX DISPARITIES. The realization, recognition, and classification of any item of income, gain, loss, or deduction for Capital Account purposes shall be the same as its realization, recognition, and classification for federal income tax purposes, provided, however, that:

                           (1) Any deductions for depreciation, cost recovery,
                  or amortization attributable to Contributed Property shall be determined as if the adjusted tax basis of such property on the date it was acquired by the Partnership was equal to the Agreed Value of such property. Upon adjustment pursuant to this paragraph of the Carrying Value of the Partnership property subject to depreciation, cost recovery, or amortization, any further deductions for such depreciation, cost recovery, or amortization shall be determined as if the adjusted tax basis of such property were equal to its Carrying Value immediately following such adjustment. Any deductions for depreciation, cost recovery, or amortization under this subparagraph shall be computed in accordance with
                  Section 1.704-1(b)(2)(iv)(g)(3) of the Regulations.

                           (2) Any income, gain, or loss attributable to the
                  taxable disposition of any property shall be determined by the Partnership as if the adjusted tax basis of such property as of such date of disposition were equal in amount to the Carrying Value of such property as of such date.

                           (3) All items incurred by the Partnership that can
                  neither be deducted nor amortized under IRC ?709 shall, for purposes of Capital Accounts, be treated as an item of deduction and shall be allocated among the Partners according to Article 5.

                  (c) ADJUSTED FOR CONTRIBUTION/DISTRIBUTION.

                           (1) Upon the contribution to the Partnership by a new
                  or
                  existing Partner of cash or Contributed Property, the Capital Accounts of all Partners and the Carrying Values of all Partnership Properties immediately prior to such contribution shall be adjusted (consistent with the provisions hereof and with the Regulations under IRC Section 704) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of each such Property immediately prior to such contribution and had been allocated to the Partners in accordance with
                  Article 5.

                           (2) Immediately before the actual distribution of any
                  Partnership property (other than cash or deemed cash) or the distribution of cash or deemed cash in redemption of all or a portion of a Partner's Partnership Interest, the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted (consistent with the provisions of this Agreement and Regulations under IRC Section
                  704) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each item of Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of each such item of Partnership property immediately prior to such distribution and had been allocated to the Partners at such time in accordance with Article 5.

                  (d) GENERAL REQUIREMENTS. In addition to the adjustments required by the foregoing provisions of this paragraph, the Capital Accounts of the Partners shall be adjusted in accordance with the capital account maintenance rules of Section 1.704-1(b)(2)(iv) of the Regulations. The foregoing provisions of this paragraph are intended to comply with Section 1.704-1(b)(2)(iv) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. If the Managing Partner shall determine that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations, the Managing Partner may make such modification, provided that such modification is not likely to have a material adverse effect on the amounts distributable to any Partner pursuant to this Agreement and the Managing Partner notify the Partners in writing of such modification prior to its effective date. The Managing Partner shall have no liability to any Partner for any failure to exercise any such discretion to make any modifications permitted under this subparagraph.

         13.3     BOOK/TAX DISPARITIES AND OTHER TAX MATTERS.

                  (a) IRC Section 704(c) REQUIREMENTS. In the case of Contributed Property, items of income, gain, loss, deduction, and credit, as determined for federal income tax purposes, shall be allocated first in a manner consistent with the requirements of IRC
         Section 704(c) to take into account the difference between the

         Agreed Value of such property and its adjusted tax basis at the time of contribution. In the case of Adjusted Property, such items shall be allocated in a manner consistent with the principles of IRC ?704(c) to take into account the difference between the Carrying Value of such property and its adjusted tax basis. Any elections or other decisions relating to the allocations shall be made by the Partnership in any manner permitted by Section 1.704-3(b), (c), and (d) of the Regulations, including the "traditional method", the "traditional method with curative allocations," and the "remedied allocation method" as described in the Regulations. If the item of Adjusted Property was originally Contributed Property, the allocation required by this paragraph also shall take into account the other requirements of this Article. All items of income, gain, loss, deduction, and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions of this Agreement shall be determined with regard to any election under IRC
         Section 754 which may be made by the Partnership and shall be adjusted as necessary or appropriate to take into account those tax basis adjustments permitted by IRC Sections 734 and 743.

                  (b) RECAPTURE ALLOCATIONS. Whenever the income, gain, and loss of the Partnership allocable under this Agreement consist of items of different character for tax purposes (e.g., ordinary income, long-term capital gain, interest expense, etc.), the income, gain, and loss for tax purposes allocable to each Partner shall be deemed to include the Partner's pro rata share of each such item, except as otherwise required by the IRC and the Regulations. Notwithstanding the foregoing, if the Partnership realizes depreciation recapture income pursuant to IRC Section 1245 or 1250 (or other comparable provision) as the result of the sale or other disposition of any asset, the allocations to each Partner hereunder shall be deemed to include the same proportion of such depreciation recapture as the total amount of deductions for tax depreciation of such asset previously allocated to such Partner bears to the total amount of deductions for tax depreciation of such asset previously allocated to all Partners, as provided in the Regulations. This paragraph shall be construed to affect only the character, rather than the amount, of any items of income, gain, and loss.

         13.4 ALLOCATION OF NONRECOURSE DEDUCTIONS. Items of loss, deduction, and IRC Section 705(a)(2)(B) Expenditures attributable under Section 1.704-2(c) of the Regulations to increases in the Partnership's Minimum Gain shall be allocated, as provided in Section 1.704-2(e) of the Regulations, to the Partners in accordance with the allocation provisions set forth in this Article.

         13.5 ALLOCATION OF PARTNER NONRECOURSE DEDUCTIONS. Notwithstanding the provisions of paragraph 5.1, items of loss, deduction, and IRC Section 705(a)(2)(B) Expenditures attributable under Section 1.704-2(i) of the Regulations to Partner Nonrecourse Debt shall (prior to any allocation pursuant to paragraph 5.1, be allocated, as provided in Section 1.704-2(i) of the Regulations, to the Partners in accordance with the ratios in which they bear the economic risk of loss for such debt for purposes of Section 1.752-2 of the Regulations.

         13.6 MINIMUM GAIN CHARGEBACK. Notwithstanding anything in this Agreement to the contrary, if there is a net decrease in Partnership Minimum Gain as defined in Section 1.704-2(d) of the Regulations during any tax year of the Partnership, then, prior to any other allocations provided for in this Agreement, a Partner shall be specially allocated items of Partnership income and gain for the year (and, if necessary, for succeeding years) equal to that Partner's share of the net decrease in Partnership Minimum Gain in accordance with Section 1.704-2(f) of the Regulations and other applicable Regulations. The items to be allocated shall be determined in accordance with Section 1.704-2(f)(6) of the Regulations.

         13.7 PARTNER MINIMUM GAIN CHARGEBACK. If during a taxable year of the Partnership there is a net decrease in Partner Nonrecourse Debt Minimum Gain, any Partner with a share of that Partner Nonrecourse Debt Minimum Gain (determined under Section 1.704-2(i)(5) of the Regulations) as of the beginning of the year shall be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that Partner's share of such net decrease in accordance with Section 1.704-2(i) of the Regulations and other applicable Regulations.

         13.8 QUALIFIED INCOME OFFSET. If any Limited Partner unexpectedly receives any adjustments, allocations, or distributions described in subparagraph (4), (5), or (6) of Section 1.704-1(b)(2)(ii)(d) of the Regulations, then items of income and gain shall be specially allocated to the Limited Partner in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by the Regulations, any deficit in such Limited Partner's capital account caused by the unexpected adjustment, allocation, or distribution, but only to the extent that the Limited Partner does not otherwise have an obligation to restore the Partner's capital account deficit. This paragraph is intended to satisfy the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

                             ARTICLE 14. DEFINITIONS

                  The following words and phrases shall have the following meanings:

                  "ACTS" means the Limited Partnership Act 1883 as amended, of Bermuda, the Partnership Act 1992 as amended, of Bermuda and the Exempted Partnerships Act 1992 as amended, of Bermuda.

                  "ADJUSTED PROPERTY" means any property the Carrying Value of which has been adjusted pursuant to the paragraph entitled "Capital Accounts" in
Article 13.

                  "AGREED VALUE" means the fair market value of Contributed Property, as determined by the General Partner using any reasonable method of valuation.

                  "ASSIGNEE" means a person or entity to whom a Partnership interest is transferred or proposed to be transferred and who is not admitted as a Partner with respect to such Partnership interest.

                  "CAPITAL CONTRIBUTION" means, with respect to any Partner, the amount of money or other property contributed to the Partnership with respect to the interest in the Partnership held by such person.

                  "CARRYING VALUE" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, cost recovery, and amortization deductions charged to the Capital Accounts pursuant to Article 13 with respect to such property, as well as any other reductions as a result of sales, retirements, and other dispositions of assets included in a Contributed Property, as of the time of determination, (b) with respect to Adjusted Property, the value of such property immediately following the adjustment provided in Article 13 reduced (but not below zero) by all depreciation, cost recovery, and amortization deductions charged to the Capital Accounts pursuant to Article 13 with respect to such property, as well as any other reductions as a result of sales, retirements, or dispositions of assets included in Adjusted Property, as of the time of determination, and (c) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination.

                  "CODE" or "IRC" means the Internal Revenue Code of 1986 as it may be amended or revised from time to time or any provision of succeeding law.

                  "CONTRIBUTED PROPERTY" means property or other consideration (other than cash) contributed to the Partnership in exchange for a Membership Interest in the Partnership.

                  "DISTRIBUTABLE CASH" with respect to any fiscal period means:
(a) all cash revenues of the Partnership during that period; (b) all proceeds of any sale, financing, or refinancing of the Partnership's assets, including any sale incident to the dissolution and liquidation of the Partnership; and (c) proceeds of insurance due to a casualty to the Partnership's assets (net of repair costs), less the sum of the following to the extent made from these cash revenues: (i) all principal and interest payments on any indebtedness of the Partnership, including any such payments related to any sale or refinancing of the Partnership's assets; (ii) all cash expenses incurred incident to the operations of the Partnership's business, including, without limitation, legal and accounting charges and fees for other professional and management services;
(iii) payment of all expenses related to any sale or refinancing of the Partnership's assets, including brokerage fees, if applicable; and (iv) funds set aside as reserves for contingencies, working capital, debt service, taxes, insurance, or other costs or expenses that the General Partner, in the exercise of prudent business judgment, deems reasonably necessary or appropriate.

                  "GENERAL PARTNER" means AP New Co., LLC, a Nevada limited liability company, and any other person or entity becoming a General Partner hereunder.

                  "INTEREST IN THE PARTNERSHIP" or "PARTNERSHIP INTEREST" means the Partner's share of Partnership income, gains, losses, deductions, or credits, of Partnership capital, and of voting rights with respect to Partnership matters. Unless otherwise specified in this agreement, a Partner's percentage Interest in the Partnership shall entitle that Partner (a) to the share of Partnership income, gain, loss, deduction, or credit, and to capital of the Partnership (subject to appropriate adjustments for variations or disparities in Capital Accounts of the Partners that do not affect a Partner's overall and underlying capital interest in the Partnership) resulting when the total of such items is multiplied by the percentage of the Partner's Interest and (b) to a Partnership vote equal to the Partner's percentage Interest.

                  "LIMITED  PARTNERS" means Jay Van Andel Trust,  Subtrust
Under Para 3 of JVA Trust, Richard M. DeVos 1998 Trust, Helen J. DeVos Article I Trust, Richard M. DeVos, Jr. Article II Trust, Daniel G. DeVos Article II Trust, Suzanne DeVos-VanderWeide Article II Trust, Douglas L. DeVos Article II Trust, RDV Capital Management L.P. III, Richard M. DeVos, Jr., 1995 Christmas Trust, Daniel G. DeVos 1995 Christmas Trust, Suzanne Cheryl DeVos VanderWeide 1995 Christmas Trust, Douglas L. DeVos 1995 Christmas Trust, and any other person or entity becoming a Limited Partner hereunder.

                  "MAJORITY OF THE PARTNERS" means Partners whose aggregate Partnership Interests exceed 50% of all Partnership Interests in the Partnership.

                  "MINIMUM GAIN" means the amount determined by computing with respect to each Nonrecourse Liability of the Partnership the amount of gain, if any, that would be realized by the Partnership if it disposed of the property securing such liability in full satisfaction thereof, and by then aggregating the amounts so computed.

                  "NONRECOURSE LIABILITY" means a liability (or that portion of a liability) with respect to which no person personally bears the economic risk of loss as determined under Section 1.704-2(b)(3) of the Regulations.

                  "PARTNERS" means the General Partner and the Limited Partners.

                  "PARTNER NONRECOURSE DEBT" means any liability (or portion thereof) of the Partnership that constitutes debt which, by its terms, is nonrecourse for purposes of Regulations Section 1-1001-2 to the Partnership and the Partners, but for which a Partner or a related person (within the meaning of Section 1.752-4(b)(4) of the Regulations) bears the economic risk of loss as determined under Section 1.704-2(b)(4) of the Regulations.

                  "Section 705(A)(2)(B) EXPENDITURE" means any expenditure of the Partnership described in IRC Section 705(a)(2)(B) and any expenditure considered to be an expenditure described in IRC Section 705(a)(2)(B) pursuant to IRC Section 704(b) and the Regulations thereunder.

                  "UNREALIZED GAIN" means the excess (attributable to Partnership property), if any, of the fair market value of such property as of the date of determination (as reasonably determined by the Managing Partner) over the Carrying Value of such property as of the date of determination (prior to the adjustment to be made pursuant to the paragraph entitled "Capital Accounts" in Article 13 as of such date).

                  "UNREALIZED LOSS" means the excess (attributable to Partnership property), if any, of the Carrying Value of such property as of the date of determination (prior to the adjustment to be made pursuant to the paragraph entitled "Capital Accounts" in Article 13 as of such date) over its fair market value as of such date of determination (as reasonably determined by the Managing Partner).

                             ARTICLE 15. ARBITRATION

         Any and all controversies or disputes that may arise as to matters involving the Partnership or between or among any one or more of the Partners with respect to the validity, interpretation, or enforceability of this Agreement shall be submitted to binding confidential arbitration. The arbitration shall be conducted under the rules of the American Arbitration Association, as hereinafter supplemented and modified. Preliminary relief may be granted pending the completion of such arbitration by any state or federal court located in Kent County, Michigan, and each party consents and agrees to the jurisdiction of and to venue in any such courts. Such arbitration may be commenced by written demand by any party served on the other parties, in which event the parties shall within 10 business days agree upon a single arbitrator. Such demand must be served within 12 months of the date of occurrence of the event complained of or the date of discovery of such event, whichever is later. If the parties are unable to agree upon a single arbitrator then, upon the application of any party a single arbitrator shall be appointed by the senior judge of the Kent County Circuit Court. The arbitration shall be commenced immediately and shall be concluded within 15 business days, absent extraordinary and compelling circumstances. The arbitration, all evidence and proceedings in connection therewith, and any decision or award of the arbitrator, shall be maintained in the strictest confidence. The arbitrator shall have the authority to grant any and all damages and/or other relief that could be granted by a court, and to assess the expense of arbitration equitably among the parties. In the absence of assessment by the arbitrator, each party shall bear its own costs and expenses of arbitration. Judgment may be entered in any court of competent jurisdiction on an award resulting from such arbitration. The parties shall confirm their agreement that, by executing the arbitration agreement, they are waiving their right to have the claims, controversies or disputes which are the subject of that agreement heard before a court or other judicial forum.

                            ARTICLE 16. MISCELLANEOUS

         16.1 POWER OF ATTORNEY. Each Limited Partner by the execution or adoption of this Agreement irrevocably constitutes and appoints the General Partner the true and lawful attorney-in-fact for the Limited Partner with full power and authority in the Limited Partner's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement. This power of attorney may be exercised by the General Partner, acting for each Limited Partner alone, or by listing all of the Limited Partners and executing any instrument with the signature of the General Partner as attorney-in-fact for all of them.

                  This appointment by all Limited Partners of the General Partner as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each Limited Partner under this Agreement shall be relying upon the power of the General Partner to act as contemplated by this Agreement in any filing and in any other action on behalf of the Partnership, and shall survive the bankruptcy, incompetence, insanity, interdiction, death, disability, or incapacity of any person giving the power.

         16.2 NOTICES. All notices and demands required or permitted under this Agreement shall be in writing and may be sent by certified or registered mail, postage prepaid, to the Partners at their addresses as shown from time to time on the records of the Partnership and shall be deemed given when mailed. Any Partner may specify a different address by notifying the General Partner in writing of the different address.

         16.3 AMENDMENTS. This Agreement may not be amended or modified in any respect except with the written consent of the General Partner and the Limited Partners whose aggregate Limited Partnership Interests exceed 80% of all Limited Partnership Interests in the Partnership.

         16.4 CONFIDENTIALITY. Except as required by the General Partner to carry out the business of the Partnership, and except as required by a Partner to prepare tax returns and conduct the Partner's financial affairs, no Partner shall divulge to any person or entity whatsoever any information, paper, or document relating to the assets, liabilities, operations, business affairs, or any other such information about the Partnership or any other Partner. The right to maintain the confidentiality of the affairs of the Partnership and the Partners in connection with the Partnership's business may be enforced by any Partner or by the Partnership itself by way of an injunction issued out of any court of competent jurisdiction, and such right shall not restrict or take the place of the Partners' or the Partnership's rights to money damages, actual and exemplary, for a violation of the provisions of this paragraph. The foregoing confidentiality provisions shall in each instance be subject to the qualification that any party shall be entitled to disclose information: (a) if and to the extent required by applicable law, rules or regulations; (b) if and to the extent that any such party reasonably believes that disclosure is necessary in any legal proceeding to enforce such party's rights against, or to defend itself against claims made by, any person; and (c) to such party's attorneys or accountants, subject to similar obligations of confidentiality, in connection with the seeking of advice by such party.

         16.5 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties. It supersedes any prior agreement or understanding among them, and it may not be modified or amended in any manner other than as set forth herein.

         16.6 GOVERNING LAW. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of Bermuda.

         16.7 EFFECT. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors, and assigns.

         16.8 PRONOUNS AND NUMBER. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include all genders.

         16.9 CAPTIONS. Captions and paragraph headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, or extend the scope or intent of this Agreement or any provision hereof.

         16.10 PARTIAL ENFORCEABILITY. If any provision of this Agreement, or the application of the provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of that provision to persons or circumstances other than those with respect to which it is held invalid, shall not be affected thereby.

         16.11 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         16.12 WAIVER OF PARTITION. Each partner hereby waives any right to partition or the right to take any other action which might otherwise be available to such Partner for the purpose of severing his relationship with the Partnership or his interest in the assets and properties held by the Partnership from the interest of the other Partners until the dissolution of the Partnership.

                  THE PARTNERSHIP OFFERS THE PARTNERSHIP INTERESTS PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE STATE SECURITIES LAWS. A PURCHASER MAY NOT TRANSFER THE PARTNERSHIP INTERESTS OFFERED HEREBY IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH PARTNERSHIP INTERESTS OR AN EXEMPTION FROM SUCH REGISTRATION UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS THAT IS AVAILABLE WITH RESPECT TO THE TRANSFER.





         [The remainder of this page has been intentionally left blank]

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first written above.


                                    GENERAL PARTNER

                                    AP NEW CO, LLC, a Nevada limited liability
company

                                    By /s/ Craig N. Meurlin
                                           Craig N. Meurlin
                                           Its Manager

                                    LIMITED PARTNERS

                                    JAY VAN ANDEL TRUST (u/a/d 8/28/78)

                                    By /s/ Jay Van Andel
                                           Jay Van Andel, Trustee


                                    JAY VAN ANDEL TRUST Paragraph 3 SUBTRUST

                                    By /s/ Jay Van Andel
                                           Jay Van Andel, Trustee

                                    HELEN J. DEVOS ARTICLE I TRUST

                                    By /s/ Richard M. DeVos, Jr.
                                           Richard M. DeVos, Jr., Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    RICHARD M. DEVOS, JR. ARTICLE II TRUST

                                    By /s/ Richard M. DeVos, Jr.
                                           Richard M. DeVos, Jr., Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    DANIEL G. DEVOS ARTICLE II TRUST

                                    By /s/ Richard M. DeVos, Jr.
                                           Richard M. DeVos, Jr., Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    SUZANNE DEVOS VANDERWEIDE ARTICLE II
                                          TRUST

                                    By /s/ Richard M. DeVos, Jr.
                                           Richard M. DeVos, Jr., Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    DOUGLAS L. DEVOS ARTICLE II TRUST

                                    By /s/ Richard M. DeVos, Jr.
                                           Richard M. DeVos, Jr., Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    RDV CAPITAL MANAGEMENT L.P. III
                                    By RDV CORPORATION, its General Partner

                                    By /s/ Jerry L. Tubergen
                                           Jerry Tubergen, President

                                    RICHARD M. DEVOS, JR.,1995 CHRISTMAS
                                          TRUST

                                    By  /s/ Richard M. DeVos, Jr.
                                            Richard M. DeVos, Jr., Trustee

                                    And by /s/ Daniel L. Mosley
                                               Daniel L. Mosley, Trustee

                                    DANIEL G. DEVOS 1995 CHRISTMAS TRUST

                                    By /s/ Daniel G. DeVos
                                           Daniel G. DeVos, Trustee

                                    And by /s/ Daniel L. Mosley
                                               Daniel L. Mosley, Trustee

                                    SUZANNE CHERYL DEVOS VANDERWEIDE
                                          1995 CHRISTMAS TRUST

                                    By /s/ Suzanne Cheryl DeVos
                                           Suzanne Cheryl DeVos, Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    DOUGLAS L. DEVOS 1995 CHRISTMAS TRUST

                                    By /s/ Douglas L. DeVos
                                           Douglas L. DeVos, Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                    RICHARD M. DEVOS 1998 TRUST

                                    By /s/ Richard M. DeVos, Jr.
                                           Richard M. DeVos, Jr., Trustee

                                    And by /s/ Jerry L. Tubergen
                                               Jerry L. Tubergen, Trustee

                                  SCHEDULE 4.1

                              PARTNERSHIP INTERESTS

A.       PARTNER INFORMATION AND CONTRIBUTIONS

NAME AND ADDRESS                                            CONTRIBUTION                PARTNERSHIP INTEREST
         GENERAL PARTNER
AP New Co., LLC, a Nevada                         $11,999 contributed on 11/12/99    0.1% General Partner Interest
  limited liability company                                                         in Profits and initial capital
One E. First Street, Suite 1600                                                                interest of $11,999
Reno, Nevada 89501

         LIMITED PARTNERS:

Jay Van Andel Trust (u/a/d 8/28/78)                    12,315,145 AAP Shares              26.2797% Limited Partner
-----------------------------
-----------------------------

Subtrust Under Paragraph 3 of Jay Van Andel Trust      11,092,330 AAP Shares              23.6703% Limited Partner
-----------------------------
-----------------------------
Richard M. DeVos 1998 Trust                         9,948,743 AAP Shares and $1           21.2300% Limited Partner
                                                      contributed on 11/12/99
Helen J. DeVos Article I Trust                            3,835,882 Shares                 8.1855% Limited Partner

Richard M. DeVos, Jr. Article II Trust                   200,528 AAP Shares                0.4279% Limited Partner

Daniel G. DeVos Article II Trust                         200,528 AAP Shares                0.4279% Limited Partner

Suzanne DeVos VanderWeide Article II Trust               200,528 AAP Shares                0.4279% Limited Partner

Douglas L. DeVos Article II Trust                        200,528 AAP Shares                0.4279% Limited Partner
RDV Capital Management L.P. III                         1,000,000 AAP Shares               2.1339% Limited Partner
Richard M. DeVos, Jr., 1995 Christmas Trust             1,955,184 AAP Shares               4.1722% Limited Partner
Daniel G. DeVos 1995 Christmas Trust                    1,955,184 AAP Shares               4.1722% Limited partner
Suzanne Cheryl DeVos  VanderWeide  1995 Christmas       1,955,185 AAP Shares               4.1723% Limited Partner
Trust
Douglas L. DeVos 1995 Christmas Trust                   1,955,185 AAP Shares               4.1723% Limited Partner

TOTALS :                                         46,814,950 AAP Shares and $12,000                            100%


B.       TIMING OF CONTRIBUTIONS

                  All contributions to capital of AAP Shares shall be made contemporaneously with the consummation of the Offer to Purchase the outstanding shares of AAP Shares pursuant to the Offer to Purchase by NEW AAP LIMITED dated November 18, 1999 or at such other time as the General Partner may permit.

                                                                       Exhibit 2



                               OPERATING AGREEMENT


                                       OF


                                 AP NEW CO., LLC


                       A NEVADA LIMITED LIABILITY COMPANY


                          Dated as of November 12, 1999

                               OPERATING AGREEMENT

                                       OF

                                 AP NEW CO., LLC


                  This Operating Agreement of AP NEW CO., LLC, a Nevada limited liability company (the "Company"), is made by the undersigned members and such additional members as may be admitted from time to time in accordance with this Agreement (individually, a "Member" and, collectively, together with any additional Members later admitted to the Company in accordance with this Agreement, the "Members").


                  The Members desire to enter into this Agreement to define and express the respective rights and obligations of the Members of the Company with respect to the activities, management and operation of the Company as a limited liability company. Further, the Members and any additional Members later admitted to the Company desire to be bound by the terms of this Agreement.

                  NOW, THEREFORE, the Members agree as follows:


                     ARTICLE 1. ORGANIZATION OF THE COMPANY

         1.1 FORMATION: QUALIFICATION. The Company was formed under the laws of the State of Nevada. The Manager shall execute and file such other documents and instruments with such appropriate authorities as may be necessary or appropriate from time to time to comply with all requirements for the operation of a limited liability company organized under the laws of the State of Nevada. In addition, the Manager shall execute and file all requisite documents and instruments to enable the Company to qualify to do business as a foreign limited liability company in each jurisdiction in which, in the reasonable judgment of the Manager, such qualification may be necessary or appropriate for the conduct of the business of the Company.

         1.2 NAME. The business of the Company shall be conducted under the name AP NEW CO., LLC and such other fictitious names as the Manager may determine. The consent of a Majority-in-Interest of the Members shall be required to change the name of the Company.

         1.3 PURPOSE. The Company is formed for the purpose of engaging in any lawful business, purpose or other activity, subject to the provisions of Section
86.141 of the Act.

         1.4 PRINCIPAL OFFICE; REGISTERED OFFICE AND RESIDENT AGENT.

                  (a) The principal place of business of the Company shall be fixed by the Manager. The Manager may at any time establish other business offices within or without the State of Nevada.

                  (b) The Company's registered office and resident agent shall be the registered office and resident agent as filed from time to time with the Nevada Secretary of State. The registered office and resident agent may be changed from time to time by the Manager in accordance with the requirements of the Act.

         1.5 ORGANIZATION EXPENSES. The Company shall pay all expenses incurred in connection with the formation and organization of the Company. Such expenses shall include, without limitation, fees of legal counsel, fees of a resident agent, registration fees and other like expenses. Each Member, however, shall bear his own expenses in connection with his consideration of an investment and his acquisition of a membership interest in the Company, including, without limitation, the fees of any attorney, financial advisor or other consultant.


                    ARTICLE 2. MEMBERS AND MEMBERS' INTERESTS

         2.1 NAMES, INTERESTS AND CAPITAL CONTRIBUTIONS OF MEMBERS. The names of the Members, their respective Membership Interests in the Company and their initial Capital Contributions made to the Company on the date hereof are set forth on Exhibit A hereto.

         2.2 LIMITATION ON LIABILITY. No Member shall be liable under a judgment, decree or order of any court, or in any other manner, for a debt, obligation or liability of the Company, except as provided by law or as specifically provided otherwise herein.

                  No Member shall be required to make any contribution to the Company by reason of any negative balance in the Member's Capital Account nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party.

         2.3 TITLE TO COMPANY PROPERTY. All real, personal, tangible and intangible property owned by the Company shall be deemed owned by the Company as an entity and no Member, individually, shall have any ownership of such property. The Company must hold all of its assets in its own name. Each Member's interest in the Company shall be personal property for all purposes.

         2.4 BUSINESS TRANSACTIONS INVOLVING MEMBER. A Member may lend money to, provide services to and transact other business with the Company and shall have the same rights and obligations with respect to such matters as a Person who is not a Member.


                      ARTICLE 3. MANAGEMENT OF THE COMPANY

         3.1 MANAGEMENT OF THE COMPANY VESTED IN THE MANAGER. Except as otherwise expressly provided in this Agreement, all management rights, power and authority over the business, affairs and operations of the Company shall be solely and exclusively vested in the Manager. The Managers of the Company are and shall continue to be Craig N. Meurlin and Lawrence M. Call. Effective at 12:01 am EST on December 22, 1999, Amway Corporation shall become the sole Manager of the Company. The Members may remove Amway Corporation from the position of Manager only with the unanimous approval of the Members. A Manager other than Amway Corporation may be removed by Members holding 80% or more of the

Membership Interests.

         3.2 AUTHORITY OF MANAGER. Without limiting the generality of Section 3.1, the Managers shall have full power and authority on behalf of the Company to make all decisions affecting the business and affairs of the Company, including, without limitation, the power to:

                  (a) acquire, hold and own property and securities of any Person;

                  (b) execute, or delegate to any Person the authority to execute, any document or instrument on behalf of the Company which is necessary to carry out the intent and purpose of this Agreement;

                  (c) execute, or delegate to any Person the authority to execute, on behalf of the Company all agreements, instruments and documents which are necessary to the business of the Company;

                  (d) lend money of the Company or borrow money for the Company from banks, lending institutions, or the Members on such terms as are deemed appropriate;

                  (e) open, maintain and close accounts at banks and other financial institutions and delegate to any Person the authority to draw checks or otherwise provide for the payment of monies;

                  (f) invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

                  (g) make any or all expenditures necessary or appropriate in connection with the management of the affairs of the Company in the ordinary course of the Company's business;

                  (h) purchase liability and other insurance to protect the properties and business of the Company;

                  (i) adjust, compromise, settle or refer to arbitration, any claim against or in favor of the Company or any nominee of the Company, and to institute, prosecute or defend any legal proceedings relating to the business and property of the Company;

                  (j) maintain one or more offices for the conduct of the Company's business;

                  (k) approve all tax elections and tax accounting methods adopted by the Company for income tax purposes;

                  (l) appoint and remove officers and designate their titles, powers and authority;

                  (m) employ accountants, legal counsel and other experts to perform services for the Company, define their duties and authority and compensate them from Company funds;

                  (n) form any limited or general partnerships, limited liability companies, joint ventures or other relationships that are deemed appropriate; and

                  (o) do or perform all other acts as may be necessary or appropriate to conduct the Company's business.

         3.3 DUTIES AND OBLIGATIONS OF MANAGER. Unless otherwise agreed by the Members, the Manager shall have the following duties and obligations:

                  (a) to take all actions which may be necessary or appropriate to accomplish the purposes of the Company;

                  (b) to take all actions which may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Nevada;

                  (c) to conduct its affairs and the affairs of the Company in such a manner that no Member will have any personal liability for any obligations or liabilities of the Company, except as agreed to by the Member.

                  (d) to manage and control the Company using the Manager's best efforts to carry out the provisions of the Operating Agreement and to conduct the affairs of the Company for the benefit of the Company and all of its Members and in accordance with the Manager's fiduciary duties to the Company and its Members.

         3.4 CONSENT OF THE MEMBERS. Each of the Members hereby agrees that only the Manager is authorized, directed and empowered to execute, deliver and perform any and all other agreements, acts, transactions and matters contemplated in this Agreement on behalf of the Company without any further act, approval or vote of the Members, notwithstanding any applicable law, rule or regulation.


         3.5 WITHDRAWAL OR RESIGNATION OF A MANAGER. If a Manager resigns as a Manager of the Company, the remaining Managers, if any, shall have the responsibility to fulfill all the obligations of the resigning Manager to the Company. If there are no other Managers at the time a Manager gives notice of its intent to resign, then the Members shall elect a new Manager pursuant to the provisions of Section 3.6.

         3.6 ADMISSION OF SUCCESSOR OR ADDITIONAL MANAGER. No person shall be admitted as a successor or additional Manager unless any existing Manager and Members holding not less than 80% the Membership Interests shall have consented in writing to such admission.


                        ARTICLE 4. ACCOUNTING AND RECORDS

         4.1 RECORDS AND ACCOUNTING. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, at the expense of the Company in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The Manager shall maintain and preserve, during the term of the Company, and for seven years thereafter, all such books and records. The fiscal year of the Company for financial reporting and for federal income tax purposes shall end on December 31 of each year.

         4.2 ACCESS TO ACCOUNTING RECORDS. All books and records of the Company shall be maintained at the Company's principal place of business, and each Member, and the Member's duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times.

         4.3 ACCOUNTING DECISIONS. All decisions as to accounting matters shall be made by the Manager.

         4.4 FEDERAL INCOME TAX ELECTIONS. The Manager shall make all elections for federal income tax purposes, including, but not limited to, an election to use an accelerated depreciation method on any depreciable unit of its assets to the extent permitted by applicable law and regulations.

         4.5 OTHER RECORDS. The Company shall maintain the following records at the principal office in the State of Nevada:

                  (a) A current list of the full name and last known business address of each Member separately identifying the Members in alphabetical order;

                  (b) A copy of the filed Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed;

                  (c) Copies of this Agreement, and any amendments hereto;

                  (d) Minutes of every meeting; and

                  (e) Any written consents obtained from Members for actions taken by Members without a meeting.

         The Company shall permit, or cause permission to be given to, any Member to inspect and copy the records set forth in subparagraphs (a) through
(e) of this Section 4.5 at the reasonable request, and at the expense, of any Member during ordinary business hours.


                        ARTICLE 5. CAPITAL CONTRIBUTIONS

         5.1 INITIAL CAPITAL CONTRIBUTIONS. Each Member agrees to make the capital contributions as set forth on Exhibit A. No Member shall be obligated to contribute additional capital to the Company after the initial capital contributions have been made in accordance with this Section 5.1. Any Member contributing AAP Shares or AJL Shares (each as defined on Exhibit A) represents and warrants that the AAP Shares and AJL Shares contributed by such Member are free and clear of all liens, encumbrances, and restrictions, and that such Member has the legal authority to convey the AAP and AJL Shares to the Partnership.


         5.2 RETURN OF CONTRIBUTIONS. No Member shall be entitled to withdraw or demand a refund or return of any Capital Contributions or any interest thereon.

         5.3 LOANS TO THE COMPANY. Loans to the Company shall be permitted from one or more of the Members. The amount of a loan, if any, made to the Company by a Member shall not be considered an increase in such Member's Capital Contribution or otherwise constitute a contribution to the Company, nor shall the making of such loan entitle such Member to an increased share of the profits, losses or distributions to be made pursuant to the provisions of this Agreement. Loans made to the Company shall bear such reasonable rate of interest and shall feature such other terms as shall be agreed upon by the Manager and the Person making such loan.


                    ARTICLE 6. ALLOCATIONS AND DISTRIBUTIONS

         6.1 DISTRIBUTIONS. The Manager may, in its discretion, resolve to distribute net profits of the Company to the Members in proportion to their Profits Interests in the Company. In making decisions relative to distributions to the Members, the Managers shall consider the general needs of the Company for working capital, growth and additional investment, the preservation of Company assets, prudent reserves for contingencies, the advisability of reducing or eliminating debt, and the Manager's fiduciary duties to both the Company and the Members.

         6.2 LIMITATIONS ON DISTRIBUTIONS. All distributions to Members pursuant to this Agreement are subject to the limitations set forth herein and in Section
86.341 of the Act.

         6.3 PROFITS INTERESTS. After giving effect to any required allocations in Article 11 (Tax Provisions and Capital Accounts), net profits and net losses for any tax year of the Company shall be allocated to the Members in proportion to the following "Profits Interests" of the Members:

                    MEMBER                                    PROFITS INTEREST
                    RDV Corporation                                  50%
                    Jay Van Andel Trust (u/a/d 8/28/78)              50%

         6.4 ALLOCATION OF LOSSES.

                  (a) After giving effect to the special allocations set forth in Sections 6.5 and 6.6, losses for any Fiscal Year shall be allocated among the Members in proportion to their Profits Interests.

                  (b) The losses allocated pursuant to this Section 6.4 shall not exceed the maximum amount of losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to this Section 6.4, the limitation set forth in this Section 6.4 shall be applied on a Member by Member basis so as to allocate the maximum permissible losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

         6.5. SPECIAL BASIS ADJUSTMENT. In connection with any transfer of a Membership Interest, the Managers may cause the Company, at the time and in the manner provided in Regulations Section 1.754-1(b), to make an election to adjust the basis of the Company's property in the manner provided in Sections 734(b) and 743(b) of the Code.

         6.6 OTHER ALLOCATION RULES.

                  (a) The Members are aware of the income tax consequences of the allocations made by this Article 6 and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income and loss for income tax purposes.

                  (b) For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager, using any permissible method under Code
         Section 706 and the Regulations thereunder.


                   ARTICLE 7. DEPOSIT AND USE OF COMPANY FUNDS

                    Upon formation of the Company, all Capital Contributions shall be transferred to a separate Company account or accounts in such bank or other financial institutions as may be selected by the Manager. Such account or accounts shall be maintained in the name of or for the benefit of the Company. Thereafter, all revenues, bank loans, proceeds and other receipts shall be deposited and maintained in such account or accounts selected by the Managers, which may or may not bear interest, and all expenses, costs and similar items payable by the Company shall be paid from such accounts. The Company's funds, including but not limited to the Member's Capital Contributions, Company revenue and the proceeds of any borrowing by the Company, may be invested as the Managers deem advisable. Any interest or other income generated by such deposits or investments shall be considered part of the Company's account. Company funds from any of the various sources mentioned above may be commingled with other Company funds, but not with the separate funds of any other Person, and may be withdrawn, expended and distributed as authorized by the terms and provisions of this Agreement.


              ARTICLE 8. TRANSFER OF MEMBER INTERESTS: RESIGNATIONS
                         ADMISSION OF ADDITIONAL MEMBERS

         8.1 TRANSFER OF MEMBERSHIP INTERESTS.

                  (a) A Member's Membership Interest is transferable, in whole or in part, but in no event shall the transferee become, or exercise the rights of, a Member, except as provided in Section 8.2.

                  (b) Unless admitted as a Member pursuant to Section 8.2, no transferee of a Member's Membership Interest shall have the right to vote or otherwise participate in the management of the business and affairs of the Company; provided, however, that if the transferee is a Member, then such transferee Member shall only be entitled to vote those Membership Interests which he held prior to the transfer. Unless admitted as a Member pursuant to Section 8.2, a transferee of a Member's Membership Interest shall only be entitled to receive the share of profits or other compensation by way of income, and the return of capital contributions, to which the transferring Member would otherwise be entitled.

                  (c) Notwithstanding anything herein to the contrary, no Membership Interest may be transferred when such transfer, when added to the total of all other Membership Interests transferred in the preceding twelve (12) months, will cause the termination of the Company under Code Section 708(b)(1)(B).

                  (d) Upon the death of a Member, the estate or other successors in interest to the deceased Member shall be treated as a transferee of the Member's Membership Interest unless subsequently admitted as a Member or Members pursuant to Section 8.2.

                  (e) In the absence of a written instrument of transfer, the Manager may accept such evidence of a transfer of Membership Interests as the Manager consider appropriate.

         8.2 ADMISSION OF NEW MEMBERS.

                  (a) No person or entity shall be admitted to the Company unless the Manager and a Majority-in-Interest of the Members, in their sole and absolute discretion shall have agreed in writing to admit such person or entity as a new or substitute Member. In no event shall the transferee of a Member's Membership Interest or any other person have any power to compel the Managers and/or Members to admit the transferee as a new or substitute Member.

                  (b) Upon the admission of a new Member in accordance with the Act and this Agreement, the new Member shall be entitled to Membership Interests of the Company in proportion to the cash or property contributed to the Company.

                  (c) No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. If the Manager and a Majority-in-Interest of the Members should so decide, the Company may, at the time a new Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Code Section 706(d) and the Treasury Regulations promulgated thereunder.

         8.3 SECURITIES LAWS. The initial sale of Membership Interests in the Company to the original Member(s) of the Company whose name(s) are listed on Exhibit A has not been qualified or registered under the securities laws of any state, including Nevada, or registered under the Securities Act of 1933, and is sold in reliance upon exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, a Member may not transfer the Member's Membership Interests, in whole or in part, unless such Membership Interest is registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest, in whole or in part, shall be responsible for all legal fees incurred in connection with said opinion.

         8.4 RESIGNATION OR WITHDRAWAL. No Member shall resign or withdraw from the Company prior to the dissolution and winding-up of the Company.


                      ARTICLE 9. DISSOLUTION OF THE COMPANY

         9.1 LIQUIDATION.

                  (a) Upon the occurrence of one of the following events of dissolution the Company shall cease to engage in any further business, except to the extent necessary to perform existing obligations, and shall wind up its affairs and liquidate its assets: (i) the unanimous written consent of all of the Members; (ii) the written election of the Manager (or all Managers if there are more than one); (iii) at the time specified in the Articles of Organization; or (iii) entry of a decree of judicial dissolution by a court of competent jurisdiction.

                           Upon the occurrence of such an event, the Manager shall appoint a liquidator (who may, but need not, be a Member) who shall have sole authority and control over the winding up and liquidation of the Company's business and affairs and shall diligently pursue the winding up and liquidation of the Company.

                  (b) During the course of liquidation, the Members shall continue to share profits and losses as provided in Article 6, but there shall be no cash distributions to the Members until the Distribution Date (as hereinafter defined).

         9.2 LIABILITIES. Liquidation shall continue until the Company's affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and liabilities of the Company are satisfied or can be adequately provided for under this Agreement. The assumption or guarantee in good faith by one or more financially responsible persons shall be deemed to be an adequate means of providing for such obligations and liabilities. When the liquidator has determined that there can be a final accounting, the liquidator shall establish a date (not to be later than the end of the taxable year of the liquidation, i.e., the time at which the Company ceases to be a going concern as provided in Section 1.704-1(b)(2)(ii)(g) of the Income Tax Regulations, or, if later, ninety (90) days after the date of such liquidation) for the distribution of the proceeds of liquidation of the Company (the "Distribution Date"). The net proceeds of liquidation of the Company shall be distributed to the Members as provided in Section 10.3 not later than the Distribution Date.

         9.3 SETTLING OF ACCOUNTS. Subject to Section 86.521 of the Act, upon the dissolution and liquidation of the Company, the proceeds of liquidation shall be applied as follows: (i) first, to pay all expenses of liquidation and winding up; (ii) second, to pay all debts, obligations and liabilities of the Company, in the order of priority as provided by law, other than debts owing to the Members or on account of Members' contributions; and (iii) third, to pay all debts of the Company owing to a Member.

         9.4 DISTRIBUTION OF PROCEEDS. Subject to Section 86.521 of the Act, upon final liquidation of the Company but not later than the Distribution Date, the net proceeds of liquidation shall be distributed to the Members in the following order of priority:

                  (a) to creditors, including any Member, to the extent of any unpaid expenses or any outstanding loan or advance;

                  (b) to the Members in respect of the costs of winding up the affairs of the Company, discharging the liabilities of the Company, distributing the assets of the Company and dissolving the Company in accordance with this Article 10;

                  (c) to the Members in the proportion of their respective positive Capital Accounts as those accounts are determined after all adjustments to such accounts for the taxable year of the Company during which the liquidation occurs as are required by this Agreement and as set forth in Section 9.5.

                  (d) to the Members in proportion to their respective Membership Interests.

         9.5 COMPLIANCE WITH REQUIREMENTS FOR DEFICIT CAPITAL ACCOUNTS. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), (a) distributions shall be made pursuant to this Article X to the Members who have positive Capital Accounts in compliance with Regulations
Section 1.704-1(b)(2)(ii)(b)(2), and (b) if any Member's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Member shall have no obligation to contribute to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other person for any purposes whatsoever. If a Majority-in-Interest of the Members should so decide, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to Section 9.4 may be:

                  (a) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, as a Majority-in-Interest of the Members shall agree, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to
         Section 9.4; or

                  (b) withheld to provide a reasonable reserve for Company liabilities

         (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

         9.6 ARTICLES OF DISSOLUTION. Upon dissolution and liquidation of the Company, the liquidator shall execute and file with the Secretary of State of the State of Nevada, Articles of Dissolution in accordance with Sections 86.531 and 86.541 of the Act.


                           ARTICLE 10. INDEMNIFICATION

         10.1 PROCEEDING OTHER THAN BY THE COMPANY. The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was a Member, Manager, employee or agent of the Company, or is or was serving at the request of the Company as a Member, Manager, officer, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         10.2 PROCEEDING BY THE COMPANY. The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Member, Manager, employee or agent of the Company, or is or was serving at the request of the Company as a Member, Manager, officer, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         10.3 MANDATORY INDEMNIFICATION. To the extent that a Member, Manager, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or described in Sections 11.1 and 11.2, or in defense of any claim, issue or matter therein, he must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         10.4 AUTHORIZATION OF INDEMNIFICATION. Any indemnification under Sections 10.1 and 10.2, unless ordered by a court or advanced pursuant to
Section 10.5, may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Member, employee or agent is proper in the circumstances. The determination must be made:

                  (a) By a Majority-in-Interest of the Members;

                  (b) If Members who own more than fifty percent (50%) of the interests owned by Members so order, by independent legal counsel in a written opinion; or

                  (c) If Members who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         10.5 MANDATORY ADVANCEMENT OF EXPENSES. The expenses of Members or Managers incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Member or Manager to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. The provisions of this Section 10.5 do not affect any rights to advancement of expenses to which personnel of the Company other than Members or Managers may be entitled under any contract or otherwise.

         10.6 EFFECT AND CONTINUATION. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Section 10.1 to Section 10.5, inclusive:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of organization or any operating agreement, vote of Members or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 10.2 or for the advancement of expenses made pursuant to Section 10.5, may not be made to or on behalf of any Member or Manager if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                  (b) Continues for a person who has ceased to be a Member, Manager, employee or agent and inures to the benefit of his heirs, executors and administrators.

         10.7 INSURANCE AND OTHER FINANCIAL ARRANGEMENTS.

                  (a) The Company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a Member, Manager, employee or agent of the Company, or is or was serving at the request of the Company as a Member, Manager, officer, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a Member, Manager, officer, employee or agent, or arising out of his status as such, whether or not the Company has the authority to indemnify him against such liability and expenses.

                  (b) The other financial arrangements made by the Company pursuant to Subsection (a) of this Section 10.7 may include:

                           (1) The creation of a trust fund.

                           (2) The establishment of a program of self-insurance.

                           (3) The securing of its obligation of indemnification
                  by granting a security interest or other lien on any assets of the Company.

                           (4) The establishment of a letter of credit, guaranty
                  or surety.

                           No financial arrangement made pursuant to this Subsection (b) of this Section 10.7 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

                  (c) Any insurance or other financial arrangement made on behalf of a person pursuant to this Section 10.7 may be provided by the Company or any other person approved by the Members, even if all or part of the other person's Member's interest in the Company is owned by the Company.

                  (d) In the absence of fraud:

                           (1) The decision of the Company as to the propriety
                  of the terms and conditions of any insurance or other financial arrangement made pursuant to this Subsection (a) through (c), inclusive, of this Section 10.7 and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                           (2) The insurance or other financial arrangement:

                                    (i) Is not void or voidable; and

                                    (ii) Does not subject any Member approving
                           it to personal liability for his action,

even if a Member approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

         10.8 NOTICE OF INDEMNIFICATION. Any indemnification of, or advance of expenses to, a Member or Manager in accordance with this Article 10, if arising out of a proceeding by or on behalf of the Company, shall be reported in writing to the Members with or before the notice of the next Members' meeting.

         10.9 REPEAL OR MODIFICATION. Any repeal or modification of this Article 10 by the Members of the Company shall not adversely affect any right of a Member or Manager of the Company existing at the time of such repeal or modification.


                 ARTICLE 11. TAX PROVISIONS AND CAPITAL ACCOUNTS

         11.1 TAX MATTERS; ACCOUNTING PERIOD. RDV Corporation (the "Tax Member") shall initially handle tax matters, as that term is defined in Section 6231(a)(7) of the IRC. The Tax Member may be removed and replaced only by the unanimous consent of the Members. The Tax Member shall be entitled to vote on removal and replacement. The Tax Member shall take action as may be necessary to cause each other Member to become a "notice partner" within the meaning of IRC
Section 6223. The Company's accounting period and its tax year shall be the calendar year.

         11.2 CAPITAL ACCOUNTS.

                  (a) Maintenance. A Capital Account shall be established and maintained for each Member. Each Member's Capital Account (a) shall be increased by (i) the amount of money contributed by that Member to the Company, (ii) the Agreed Value of Contributed Property contributed by that Member to the Company (net of liabilities secured by the Contributed Property that the Company is considered to assume or take subject to under the provisions of IRC Section 752), and (iii) allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Section 1.704-1(b)(2)(iv)(g) of the Regulations, but excluding income and gain described in Section 1.704-1(b)(4)(i) of the Regulations, and (b) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under the provisions of IRC
         Section 752), (iii) allocations to that Member of expenditures of the Company described in IRC Section 705(a)(2)(B), and (iv) allocations of the Company's losses and deductions described in Section 1.704-1(b)(2)(iv)(g) of the Regulations (but excluding items described in clause (b)(iii), above and losses or deductions described in Section 1.704-1(b)(4)(i) or Section 1.704-1(b)(4)(iii) of the Regulations). Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member for purposes of this Agreement, the Capital Account of the Member shall be determined after giving effect to (a) all Capital Contributions made to the Company on or after the date of this Agreement, (b) all allocations of income, gain, deduction, and loss pursuant to Article 6 (Allocations and Distributions) for operations and transactions effected on or after the date of this Agreement and prior to the date such determination is required to be made under this Agreement, and (c) all distributions made on or after the date of this Agreement.

                  (b) Transfers. Upon the Transfer of a Member's Membership Interest or part of a Member's Membership Interest, the Capital Account of the transferor Member that is attributable to the transferred interest shall be carried over to the transferee.

                  (c) Book/Tax Disparities. The realization, recognition, and classification of any item of income, gain, loss, or deduction for Capital Account purposes shall be the same as its realization, recognition, and classification for federal income tax purposes, provided, however, that:

                           (1) Any deductions for depreciation, cost recovery,
                  or amortization attributable to Contributed Property shall be determined as if the adjusted tax basis of such property on the date it was acquired by the Company was equal to the Agreed Value of such property. Upon adjustment pursuant to this Paragraph of the Carrying Value of the Company Property subject to depreciation, cost recovery, or amortization, any further deductions for such depreciation, cost recovery, or amortization shall be determined as if the adjusted tax basis of such property were equal to its Carrying Value immediately following such adjustment. Any deductions for depreciation, cost recovery, or amortization under this Subparagraph shall be computed in accordance with Section 1.704-1(b)(2)(iv)(g)(3) of the Regulations.

                           (2) Any income, gain, or loss attributable to the
                  taxable disposition of any property shall be determined by the Company as if the adjusted tax basis of such property as of such date of disposition were equal in amount to the Carrying Value of such property as of such date.

                           (3) All items incurred by the Company that can
                  neither be deducted nor amortized under IRC Section 709 shall, for purposes of Capital Accounts, be treated as an item of deduction and shall be allocated among the Members according to Article 6 (Allocations and Distributions).

                  (d)      Adjusted for Contribution/Distribution.

                           (1) Upon the contribution to the Company by a new or
                  existing Member of cash or Contributed Property, the Capital Accounts of all Members and the Carrying Values of all Company Properties immediately prior to such contribution shall be adjusted (consistent with the provisions hereof and with the Regulations under IRC Section 704) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each Company Property, as if such Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of each such Property immediately prior to such contribution and had been allocated to the Members in accordance with Article 6 (Allocations and Distributions).

                           (2) Immediately before the actual distribution of any
                  Company Property (other than cash or deemed cash) or the distribution of cash or deemed cash in redemption of all or a portion of a Member's Membership Interest, the Capital Accounts of all Members and the Carrying Value of all Company Property shall be adjusted (consistent with the provisions of this Agreement and Regulations under IRC Section 704) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each item of Company Property, as if such Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of each such item of Company Property immediately prior to such distribution and had been allocated to the Members at such time in accordance with Article 6 (Allocations and Distributions).

                  (e) General Requirement. In addition to the adjustments required by the foregoing provisions of this Paragraph, the Capital Accounts of the Members shall be adjusted in accordance with the capital account maintenance rules of Section 1.704-1(b)(2)(iv) of the Regulations. The foregoing provisions of this Paragraph are intended to comply with Section 1.704-1(b)(2)(iv) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. If the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations, the Managers may make such modification, provided that such modification is not likely to have a material adverse effect on the amounts distributable to any Member pursuant to this Agreement and the Managers notify the Members in writing of such modification prior to its effective date. The Managers shall have no liability to any Member for any failure to exercise any such discretion to make any modifications permitted under this Subparagraph.

         11.3 BOOK/TAX DISPARITIES AND OTHER TAX MATTERS.

                  (a) IRC Section 704(c) Requirements. In the case of Contributed Property, items of income, gain, loss, deduction, and credit, as determined for federal income tax purposes, shall be allocated first in a manner consistent with the requirements of IRC
         Section 704(c) to take into account the difference between the Agreed Value of such property and its adjusted tax basis at the time of contribution. In the case of Adjusted Property, such items shall be allocated in a manner consistent with the principles of IRC Section 704(c) to take into account the difference between the Carrying Value of such property and its adjusted tax basis. Any elections or other decisions relating to the allocations shall be made by the Company in any manner permitted by Section 1.704-3(b), (c), and (d) of the Regulations, including the "traditional method," the "traditional method with curative allocations," and the "remedied allocation method" as described in the Regulations. If the item of Adjusted Property was originally Contributed Property, the allocation required by this Paragraph also shall take into account the other requirements of this Article. All items of income, gain, loss, deduction, and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions of this Agreement shall be determined with regard to any election under IRC Section 754 which may be made by the Company and shall be adjusted as necessary or appropriate to take into account those tax basis adjustments permitted by IRC Section Section 734 and 743.

                  (b) Recapture Allocations. Whenever the income, gain, and loss of the Company allocable under this Agreement consist of items of different character for tax purposes (e.g., ordinary income, long-term capital gain, interest expense, etc.), the income, gain, and loss for tax purposes allocable to each Member shall be deemed to include the Member's pro rata share of each such item, except as otherwise required by the IRC and the Regulations. Notwithstanding the foregoing, if the Company realizes depreciation recapture income pursuant to IRC Section
         Section 1245 or 1250 (or other comparable provision) as the result of the sale or other disposition of any asset, the allocations to each Member hereunder shall be deemed to include the same proportion of such depreciation recapture as the total amount of deductions for tax depreciation of such asset previously allocated to such Member bears to the total amount of deductions for tax depreciation of such asset previously allocated to all Members, as provided in the Regulations. This Subparagraph shall be construed to affect only the character, rather than the amount, of any items of income, gain, and loss.

         11.4 ALLOCATION OF NONRECOURSE DEDUCTIONS. Items of loss, deduction, and IRC Section 705(a)(2)(B) Expenditures attributable under Section 1.704-2(c) of the Regulations to increases in the Company's Minimum Gain shall be allocated, as provided in Section 1.704-2(e) of the Regulations, to the Members in accordance with the allocation provisions set forth in Article 6 (Allocations and Distributions).

         11.5 ALLOCATION OF MEMBER NONRECOURSE DEDUCTIONS. Notwithstanding the provisions of Paragraph 6.3 (Profits Interests), items of loss, deduction, and IRC Section 705(a)(2)(B) Expenditures attributable under Section 1.704-2(i) of the Regulations to Member Nonrecourse Debt shall (prior to any allocation pursuant to Paragraph 6.3 (Profits Interests) be allocated, as provided in
Section 1.704-2(i) of the Regulations, to the Members in accordance with the ratios in which they bear the economic risk of loss for such debt for purposes of Section 1.752-2 of the Regulations.

         11.6 MINIMUM GAIN CHARGEBACK. Notwithstanding anything in this Agreement to the contrary, if there is a net decrease in Company Minimum Gain as defined in Section 1.704-2(d) of the Regulations during any tax year of the Company, then, prior to any other allocations provided for in this Agreement, a Member shall be specially allocated items of Company income and gain for the year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in Company Minimum Gain in accordance with Section 1.704-2(f) of the Regulations and other applicable Regulations. The items to be allocated shall be determined in accordance with Section 1.704-2(f)(6) of the Regulations.

         11.7 MEMBER MINIMUM GAIN CHARGEBACK. If during a taxable year of the Company there is a net decrease in Member Nonrecourse Debt Minimum Gain, any Member with a share of that Member Nonrecourse Debt Minimum Gain (determined under Section 1.704-2(i)(5) of the Regulations) as of the beginning of the year shall be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that Member's share of such net decrease in accordance with Section 1.704-2(i) of the Regulations and other applicable Regulations.

         11.8 QUALIFIED INCOME OFFSET. If any Member unexpectedly receives any adjustments, allocations, or distributions described in subparagraphs (4), (5), or (6) of Section 1.704-1(b)(2)(ii)(d) of the Regulations, then items of income and gain shall be specially allocated to the Member in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by the Regulations, any deficit in a Member's capital account caused by the unexpected adjustment, allocation, or distribution, but only to the extent that the Member does not otherwise have an obligation to restore the Member's capital account deficit. This Paragraph is intended to satisfy the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.


                             ARTICLE 12. DEFINITIONS

         The following words and phrases shall have the following meanings:

         "ACT" means the Nevada Limited Liability Company Act set forth in NRS Chapter 86.

         "ADJUSTED CAPITAL ACCOUNT DEFICIT" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

                  (i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

                   (ii) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and
          1.704-1(b)(2)(ii)(d)(6) of the Regulations.

           The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

         "ADJUSTED PROPERTY" means any property the Carrying Value of which has been adjusted pursuant to Paragraph 11.2 (Capital Accounts).

         "AGREED VALUE" means the fair market value of Contributed Property, as determined by the Managers using any reasonable method of valuation.

         "AGREEMENT" means this operating agreement (including the Exhibits hereto), as originally executed and as amended from time to time, and the terms "hereof", "hereto" and "hereunder", when used in reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

         "ASSIGNEE" means a person or entity to whom a Membership Interest is transferred or proposed to be transferred and who is not admitted as a Member with respect to such Membership Interest.

         "ARTICLES OF ORGANIZATION" means the Articles of Organization of the Company filed with the Nevada Secretary of State, as the same may be amended from time to time in accordance with the Act.

         "CAPITAL ACCOUNT" means the individual accounts established and maintained pursuant to Section 11.2 hereof.

         "CAPITAL CONTRIBUTION" means the amount of money or other property contributed to the Company with respect to the interest in the Company held by a particular Member.

         "CARRYING VALUE" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, cost recovery, and amortization deductions charged to the Capital Accounts pursuant to Paragraph 11.2 (Capital Accounts) with respect to such property, as well as any other reductions as a result of sales, retirements, and other dispositions of assets included in a Contributed Property, as of the time of determination,
(b) with respect to an Adjusted Property, the value of such property immediately following the adjustment provided in the Paragraph 11.2 (Capital Accounts) reduced (but not below zero) by all depreciation, cost recovery, and amortization deductions charged to the Capital Accounts pursuant to Paragraph
11.2 (Capital Accounts) with respect to such property, as well as any other reductions as a result of sales, retirements, or dispositions of assets included in Adjusted Property, as of the time of determination, and (c) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination.

         "CODE" or "IRC" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

         "CONTRIBUTED PROPERTY" means property or other consideration (other than cash) contributed to the Company in exchange for a Membership Interest in the Company.

         "FISCAL YEAR" means (i) the period commencing on the effective date of this Agreement and ending on December 31, 1999, (ii) any subsequent twelve (12) month period commencing on January 1st and ending on December 31st, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate profits, losses and other items of Company income, gain, loss or deduction pursuant to this Agreement.

         "MAJORITY-IN-INTEREST" means not less than fifty-one percent (51%) of the Membership Interests in the Company.

         "MEMBER NONRECOURSE DEBT" means any liability (or portion thereof) of the Company that constitutes debt which, by its terms, is nonrecourse for purposes of Regulations Section 1-1001-2 to the Company and the Members, but for which a Member or a related person (within the meaning of Section 1.752-4(b)(4) of the Regulations) bears the economic risk of loss as determined under Section 1.704-2(b)(4) of the Regulations.

         "MEMBERSHIP INTEREST" means, as to each Member, the percentage interest in the capital and profits of the Company set forth opposite such Member's name on Exhibit A.

         "MINIMUM GAIN" means the amount determined by computing with respect to each Nonrecourse Liability of the Company the amount of gain, if any, that would be realized by the Company if it disposed of the property securing such liability in full satisfaction thereof, and by then aggregating the amounts so computed.

         "NONRECOURSE LIABILITY" means a liability (or that portion of a liability) with respect to which no person personally bears the economic risk of loss as determined under Section 1.704-2(b)(3) of the Regulations.

         "PERSON" means any individual, partnership, corporation, limited liability company, limited liability partnership, trust, estate, association, unincorporated organization or other entity or association.

         "PROFITS INTERESTS" means the Member's share of profits and losses of the Company as set forth in Paragraph 6.3 (Profits Interests).

         "SECTION 705(a)(2)(B) EXPENDITURE" means any expenditure of the Company described in IRC Section 705(a)(2)(B) and any expenditure considered to be an expenditure described in IRC Section 705(a)(2)(B) pursuant to IRC Section 704(b) and the Regulations thereunder.

         "UNREALIZED GAIN" means the excess (attributable to a Company Property), if any, of the fair market value of such property as of the date of determination (as reasonably determined by the Managers) over the Carrying Value of such property as of the date of determination (prior to the adjustment to be made pursuant to Paragraph 11.2 (Capital Accounts) as of such date).

         "UNREALIZED LOSS" means the excess (attributable to a Company Property), if any, of the Carrying Value of such property as of the date of determination (prior to the adjustment to be made pursuant to Paragraph 11.2 (Capital Accounts) as of such date) over its fair market value as of such date of determination (as reasonably determined by the Managers).


                             ARTICLE 13. ARBITRATION


         Any and all controversies or disputes that may arise as to matters involving the Company or between or among any one or more of the Members or Managers with respect to the validity, interpretation, or enforceability of this Agreement shall be submitted to binding confidential arbitration. The arbitration shall be conducted under the rules of the American Arbitration Association, as hereinafter supplemented and modified. Preliminary relief may be granted pending the completion of such arbitration by any state or federal court located in Kent County, Michigan, and each party consents and agrees to the jurisdiction of and to venue in any such courts. Such arbitration may be commenced by written demand by any party served on the other parties, in which event the parties shall within 10 business days agree upon a single arbitrator. Such demand must be served within 12 months of the date of occurrence of the event complained of or the date of discovery of such event, whichever is later. If the parties are unable to agree upon a single arbitrator then, upon the application of any party, a single arbitrator shall be appointed by the senior judge of the Kent County Circuit Court. The arbitration shall be commenced immediately and shall be concluded within 15 business days, absent extraordinary and compelling circumstances. The arbitration, all evidence and proceedings in connection therewith, and any decision or award of the arbitrator, shall be maintained in the strictest confidence. The arbitrator shall have the authority to grant any and all damages and/or other relief that could be granted by a court, and to assess the expense of arbitration equitably among the parties. In the absence of assessment by the arbitrator, each party shall bear its own costs and expenses of arbitration. Judgment may be entered in any court of competent jurisdiction on an award resulting from such arbitration. The parties shall confirm their agreement that, by executing the arbitration agreement, they are waiving their right to have the claims, controversies or disputes which are the subject of that agreement heard before a court or other judicial forum.

                            ARTICLE 14. MISCELLANEOUS

         14.1 AMENDMENTS. Except as otherwise provided herein, this Agreement may not be amended, modified or revised, in whole or in part, unless in a writing signed by Members holding 80% or more of the Membership Interests, except for Section 3.1 for which unanimous approval shall be required.

         14.2 BINDING EFFECT. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective personal representatives, heirs, successors and permitted assigns; provided, however, that nothing contained in this Section 14.2 shall be construed to permit any attempted assignment or other transfer which would be prohibited or void pursuant to any other provision of this Agreement.

         14.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         14.4 HEADINGS. All headings contained in this Agreement are inserted as a matter of convenience and for ease of reference only and shall not be considered in the construction or interpretation of any provision of this Agreement.

         14.5 EXHIBITS. All exhibits annexed hereto are expressly made a part of this Agreement, as fully as though completely set forth herein, and all references to this Agreement herein or in any of such exhibits shall be deemed to refer to and include all such exhibits or schedules.

         14.6 TERMS. Common nouns and pronouns shall be deemed to refer to masculine, feminine, neuter, singular or plural, as the identity of the person or persons may require.

         14.7 SEVERABILITY. Each provision hereof is intended to be severable. If any term or provision is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the Validity of the remainder of this Agreement.

         14.8 ENTIRE AGREEMENT. This Agreement, including all Exhibits hereto, constitutes the entire agreement of the parties hereto with respect to the matters hereof and supersedes any prior oral and written understandings or agreements

         14.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

                  IN WITNESS WHEREOF, this Agreement is executed as of November 12, 1999.


                                            RDV CORPORATION

                                            By  /s/ Jerry L. Tubergen
                                                Jerry L. Tubergen, President

                                            JAY VAN ANDEL TRUST (u/a/d 8/28/78)

                                            By   /s/ Jay Van Andel
                                                 Jay Van Andel

                                    EXHIBIT A

                          MEMBERS' PERCENTAGE INTERESTS
                            AND CAPITAL CONTRIBUTIONS



NAME                     CAPITAL CONTRIBUTION      MEMBERSHIP PERCENTAGE
                                                          INTEREST

RDV Corporation          $25,000                            50%

Jay Van Andel Trust      $25,000                            50%
(u/a/d 8/28/78)

                                                                       Exhibit 3


                     AGREEMENT REGARDING JUMPSTART ENTITIES

                                DECEMBER 16, 1999


         THIS IS AN AGREEMENT with respect to the management by Amway Corporation (the "CORPORATION") of certain affiliated entities following the commencement of a series of transactions known collectively as Project Jumpstart.

         The Corporation will be the Manager of AP New Co., LLC, a Nevada limited partnership ("AP NEW CO"). AP New Co is the general partner of both ALAP HOLD CO. LTD., a Nevada limited Partnership ("ALAP"), and Apple Hold Co., L.P., a Bermuda limited partnership ("APPLE"). Apple directly or indirectly owns or controls, or under Project Jumpstart may come to own or control, New AAP Limited, a Bermuda corporation, and Amway Asia Pacific Ltd. (collectively "AAP"). ALAP directly or indirectly owns or controls, or under Project Jumpstart may come to own or control, N.A.J. Co., Ltd., a Japanese joint stock corporation, and Amway Japan Limited (collectively "AJL"). AP New Co has as its members the Jay VanAndel Trust (u/a/d 8/28/78) and RDV Corporation (together, the "MEMBERS").

         Pursuant to its authority as Manager of AP New Co, the Corporation will have the power to cause or permit actions to be taken by AJL, AAP, Apple, ALAP, and AP New Co (collectively, together with any entity owned or controlled by any of the foregoing, the "AFFILIATES" or individually, an "AFFILIATE"). The terms "CHIEF EXECUTIVE" and "OFFICE OF THE CHIEF EXECUTIVE" as used below refer to those positions as established under the bylaws of the Corporation.

         The parties want to assure that appropriate oversight and control is exercised over major actions of the Affiliates and also want to make certain arrangements concerning the management of the Affiliates.

         NOW, THEREFORE, in order to induce one another to proceed with Project Jumpstart, and in consideration of their mutual promises, the undersigned parties agree as follows:

         1.       DISTRIBUTIONS.

                  a. Each of AJL and AAP shall, before paying any dividends or distributions to shareholders, reserve such funds as may be needed for the reasonable requirements of its business for working capital, capital investment, expenditures in furtherance of its business plan, and compliance with agreements, covenants, and undertakings with lenders and other parties.

                  b. ALAP and Apple shall, after the completion of the first stage of Project Jumpstart, cause AJL (semi-annually) and AAP (from time to time, and at least semi-annually), but subject in each case to applicable legal requirements, to distribute to their shareholders any funds in excess of those reserved for the reasonable requirements of the business, as provided in paragraph 1.a. The parties understand and agree, however, that the declaration and payment of dividends and other distributions by AJL and AAP requires the action of their respective boards of directors, who must take such actions in accordance with their duties and may also be subject to shareholder approval as required by law. The parties further understand and agree that any such dividends and distributions may be made only out of funds legally available for such purpose.

                  c. ALAP and Apple shall each, subject to the reservation of such funds as may be required for payment of debts and for compliance with agreements, covenants, and undertakings with lenders and other parties, distribute to its partners any funds lawfully available for distribution to partners under its partnership agreement.

         2. AP NEW CO MEMBER RESERVED POWERS. So long as any of the limitations and restrictions on the power and authority of the board of directors of the Corporation presently set forth in Article V of the Corporation's Articles of Incorporation shall continue to be in effect, the Corporation shall not, without the approval of both of the Members, cause or permit any of the following actions to be taken by an Affiliate:

                  a. The issuance of any equity interest (including any limited partnership interest or limited liability company interest) of an Affiliate, except:

                           (i) to an Affiliate (but not in a manner that would change the existing balance of ownership between the limited partners of ALAP and Apple);

                           (ii) pro rata to the existing equity owners as a share dividend, or in connection with a stock split, reverse stock split, or recapitalization;

                           (iii) pursuant to the exercise of presently outstanding options; or

                           (iv) to shareholders of AJL (or any successor to AJL by merger, share exchange, stock swap, or similar transaction) in connection with a merger, share exchange, stock swap, or similar transaction consistent with the objectives of Project Jumpstart;

                  b. the sale or other transfer or disposition by an Affiliate of any equity interest in another Affiliate now owned or hereafter acquired by it, except for transfers to another Affiliate in a transaction consistent with the objectives of Project Jumpstart.

         3. SHAREHOLDER MEETINGS OF AJL. Subject to the other provisions of this
Agreement:

                  a. The Corporation shall exercise voting control of AJL so as not to permit any item to be placed on the agenda of any meeting of the shareholders of AJL that has not been approved either by the Chief Executive (or, if there shall be more than one member of the Office of the Chief Executive, by a majority of the members of that

         Office) or by the Corporation's board of directors.

                  b. With respect to any motion, resolution, or other matter (except for the election of directors) proposed for adoption or other action at a meeting of the shareholders of AJL and placed on the agenda for such meeting as provided in 3.a. above, the Corporation shall vote the shares owned or controlled by it as directed by the Chief Executive (or, if there shall be more than one member of the Office of the Chief Executive, by a majority of the members of that Office) or by the Corporation's board of directors.

                  c. With respect to any motion, resolution, election, or other matter (except for the election of directors) proposed for adoption or other action at a meeting of the shareholders of AJL which has not been placed on the agenda for such meeting as provided in 3.a. above, the Corporation shall, except as may be otherwise directed by the Chief Executive (or, if there shall be more than one member of the Office of the Chief Executive, by a majority of the members of that Office) or by the Corporation's board of directors, vote the shares owned or controlled by it against such action.

                  d. With respect to the election of directors at a meeting of the shareholders of AJL, the Corporation shall vote the shares owned or controlled by it in favor of the election of those nominees approved by the Chief Executive (or, if there shall be more than one member of the Office of the Chief Executive, by a majority of the members of that Office) or by the Corporation's board of directors, and so as to prevent the election of any nominees not so approved.

                  e. In circumstances in which it is not possible for the Corporation to determine the views of the Chief Executive, the Office of the Chief Executive, or the Corporation's board of directors on a motion, resolution, or other matter (except for the election of directors) proposed for adoption or other action at a meeting of the shareholders of AJL, then (i) the Corporation shall vote its shares against the adoption or approval of such motion, resolution, or other matter, or, (ii) if voting its shares in such fashion is not in the best interests of ALAP then the Corporation shall, if possible, deprive the meeting of a quorum by withdrawing from or failing to attend the meeting, or, (iii) if it is not possible or feasible to deprive the meeting of a quorum, then the Corporation shall move for and vote the shares owned or controlled by it in favor of the adjournment of the meeting.

                  f. The provisions of this Section 3 shall apply with respect to any meeting of the shareholders of AJL, or any successor to AJL by merger, share exchange, stock swap, or similar transaction.

         4. AJL VOTING EQUALIZATION. If the number of Affiliated Shares (as defined below) for either the DeVos family or the VanAndel family is at any time in excess of the number of Affiliated Shares of the other family, the Member affiliated with the family with the lesser number shall have the right to direct the voting of a number of shares of AJL owned or controlled by ALAP equal to the amount of the excess (the "EXCESS SHARES") on any matter submitted to a vote of shareholders of AJL. "AFFILIATED SHARES" of a family shall mean any shares of AJL owned, controlled, or for which the vote is otherwise directed by members of that family, or by a trust, entity, or organization owned, controlled, directed, substantially funded by, created by, for the primary benefit of, or otherwise affiliated with, one or more members of a family (a "FAMILY ENTITY"), PROVIDED, HOWEVER, that shares of AJL over which ALAP has voting control shall in no circumstances be deemed to be "Affiliated Shares." Members of the DeVos family include Rich and Helen DeVos, their ancestors, descendents, spouses of any descendent and any other person related to any of the foregoing by blood or marriage (a "DEVOS FAMILY MEMBER"). Members of the Van Andel family include Jay and Betty Van Andel, their ancestors, descendents, and spouses of any descendent, any other person related to any of the foregoing by blood or marriage (a "VAN ANDEL FAMILY MEMBER"). Affiliated Shares shall include shares presently owned (even if subsequently transferred) and shares acquired after the date of this Agreement.

         5. TRANSFERS OF PARTNERSHIP INTERESTS. Limited partners in ALAP and Apple may transfer and pledge their limited partnership interests in ALAP and Apple, and AP New Co, as general partner, shall consent to the admission to the partnership of any DeVos Family Member, a Van Andel Family Member, or a Family Entity receiving an interest in the partnership.

         6. MANAGEMENT LIMITATIONS. The parties shall cause the board of directors of the Corporation to adopt and maintain in force, pursuant to Article VII, Section 8, of the Bylaws of the Corporation, a resolution in the form of Exhibit A to this Agreement designating actions and classes of actions with respect to Affiliates that may not be caused or permitted by the management of the Corporation without the approval of the Corporation's board of directors.

         7. OBLIGATION TO CAUSE COMPLIANCE. Each party to this Agreement shall each take every lawful action within its power and authority to cause compliance with the provisions of this Agreement by the Corporation and each Affiliate.

         8. ARBITRATION. Any and all controversies or disputes that may arise between or among any one or more of the parties under or with respect to the validity, interpretation, or enforceability of this Agreement, or otherwise relating to the matters addressed in the Agreement shall be submitted to binding confidential arbitration. All such arbitration shall be conducted under the rules of the American Arbitration Association, as hereinafter supplemented and modified. Preliminary relief may be granted pending the completion of such arbitration by any state or federal court located in Kent County, Michigan, and each party consents and agrees to the jurisdiction of and to venue in any such courts. Such arbitration may be commenced by written demand by any party served on the other parties, in which event the parties shall within 10 business days agree upon a single arbitrator. Such demand must be served within 60 days of the date of occurrence of the event complained of or the date of discovery of such event, whichever is later. If the parties are unable to agree upon a single arbitrator then, upon the application of any party a single arbitrator shall be appointed by the senior judge of the Kent County Circuit Court. The arbitration shall be commenced immediately and shall be concluded within 15 business days, absent extraordinary and compelling circumstances. The arbitration, all evidence and proceedings in connection therewith, and any decision or award of the arbitrator, shall be maintained in the strictest confidence. The arbitrator shall have the authority to grant any and all damages and/or other relief that could be granted by a court, and to assess the expense of arbitration equitably among the parties. In the absence of assessment by the arbitrator, each party shall bear its own costs and expenses of arbitration. Judgment may be entered in any court of competent jurisdiction on an award resulting from such arbitration. The parties shall confirm their agreement that, by executing the arbitration agreement, they are waiving their right to have the claims, controversies or disputes which are the subject of that agreement heard before a court or other judicial forum.

         9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without reference to principles of conflicts of laws.

         10. ENTIRE AGREEMENT. This Agreement sets forth the entire understanding of the parties concerning the subject matter addressed above, and shall be binding on the parties and their successors and assigns. This is intended to be a binding agreement among the undersigned, and may be enforced by injunction, order of specific performance, or other equitable relief. Each party shall use his or its best endeavors to implement this Agreement.

         IN WITNESS WHEREOF the undersigned have entered into this Agreement as of the date set forth above.


AMWAY CORPORATION                         AP NEW CO. LLC

By /s/ Dick DeVos                         By /s/ Lawrence Call
  ----------------------------------         ---------------------------------
     Dick DeVos, President                   Lawrence Call, Manager

By /s/ Steve Van Andel                    By /s/ Craig N. Meurlin
  ----------------------------------         ---------------------------------
     Steve Van Andel, Chairman               Craig N. Meurlin, Manager


ALAP HOLD CO. LTD.,                       Apple Hold Co., L.P.,
By AP NEW CO. LLC, its general partner    By AP NEW CO. LLC, its general partner

By /s/ Lawrence Call                      By /s/ Lawrence Call
  ----------------------------------         ---------------------------------
     Lawrence Call, Manager                  Lawrence Call, Manager

By /s/ Craig N. Meurlin                   By /s/ Craig N. Meurlin
  ----------------------------------         ---------------------------------
     Craig N. Meurlin, Manager               Craig N. Meurlin, Manager

JAY VAN ANDEL TRUST (u/a/d 8/28/78)       RDV CORPORATION


By /s/ Jay Van Andel                      By /s/ Jerry L. Tubergen
  ----------------------                    -------------------------
     Jay Van Andel                          Jerry L. Tubergen, President


ON BEHALF OF THE VAN ANDEL FAMILY:  ON BEHALF OF THE DE VOS FAMILY:

/s/ Jay Van Andel                           /s/ Rich DeVos
------------------------                    -------------------------
Jay Van Andel                               Rich DeVos

/s/ Steve Van Andel                         /s/ Dick DeVos
------------------------                    -------------------------
Steve Van Andel                             Dick DeVos

/s/ Dave Van Andel                          /s/ Doug DeVos
------------------------                    -------------------------
Dave Van Andel                              Doug DeVos

                                                                       EXHIBIT A

                                AMWAY CORPORATION

              BOARD RESOLUTION ESTABLISHING MANAGEMENT LIMITATIONS
                PURSUANT TO ARTICLE VII, SECTION 8, OF THE BYLAWS


         WHEREAS, Amway Corporation is, or may be named as, the Manager of AP New Co., LLC, a Nevada limited partnership ("AP NEW CO"); and

         WHEREAS, AP New Co is the general partner of both ALAP HOLD CO. LTD., a Nevada limited Partnership ("ALAP"), and Apple Hold Co., L.P., a Bermuda limited partnership ("APPLE"); and

         WHEREAS, Apple directly or indirectly owns or controls, or under pending transactions (the "JUMPSTART TRANSACTIONS") may come to own or control, New AAP Limited, a Bermuda corporation, and Amway Asia Pacific Ltd. (collectively "AAP"); and

         WHEREAS, ALAP directly or indirectly owns or controls, or under the Jumpstart Transactions may come to own or control, N.A.J. Co., Ltd., a Japanese joint stock corporation, and Amway Japan Limited (collectively "AJL"); and

         WHEREAS, pursuant to its authority as Manager of AP New Co, Amway Corporation has the power to cause or permit actions to be taken by AJL, AAP, Apple, ALAP, and AP New Co (collectively, the "AFFILIATES" or individually, an "AFFILIATE");

         NOW, THEREFORE, BE IT RESOLVED, that pursuant to Article VII Section 8 of the Bylaws, the officers of Amway Corporation, including the Chief Executive and the Executive Officers, shall not without the approval of the Corporation's Board of Directors cause or permit an Affiliate to take any of the following actions:

                  (a) Any material change in the ownership of an Affiliate, or of any person with net assets in excess of $5 million owned or controlled, directly or indirectly, by an Affiliate, except for acquisitions from third parties by Amway Corporation or another Affiliate of additional ownership in an Affiliate; or

                  (b) The formation or acquisition by an Affiliate (excluding portfolio investments in investment grade securities) of more than a 20% interest in the equity of any person with net assets, immediately after formation or acquisition, in excess of $5 million;

                  (c) Adoption of and amendments to the annual operating budgets of AJL or AAP;

                  (d) Adoption of and amendments to the annual capital budgets of AJL or AAP;

                  (e) Approval of unbudgeted capital or operating expenditures by AJL or AAP over $500,000 and budgeted capital expenditures by AJL or AAP over $5 million;

                  (f) Material changes in the Sales and Marketing Plan at AJL or AAP;

                  (g) Establishment of policy concerning Affiliate corporate investments or the internal audit function with respect to an Affiliate;

                  (h) Adoption of and material modifications to an Affiliate's overall corporate strategic plan (but not facilities plans, new market strategies and timetables, employee policies and plans, or other plans, strategies, or tactics for specific business units or dealing with specific topics);

                  (i) The issuance of stock or other equity securities of an Affiliate;

                  (j) Any external financing (whether by commercial or private borrowing, or the issuance of publicly held debt or commercial paper, or otherwise) with a stated maturity in excess of twelve months, or renewable at the borrower's option for a term in excess of twelve months, by an Affiliate or any one or more material subsidiaries of an Affiliate in a single transaction, or in a series of transactions pursuant to a single set of agreements and other documents, in a principal amount in excess of $25 million, but excluding any borrowings or credit facilities under the Credit Agreement dated December 10, 1999, among Morgan Guaranty Trust Company and certain Affiliates and other parties in connection with the Jumpstart Transactions (the "JUMPSTART CREDIT FACILITIES") ; or

                  (k) Any external financing (whether by commercial or private borrowing, or the issuance of publicly held debt or commercial paper, or otherwise) by an Affiliate or any one or more material subsidiaries of an Affiliate that would either (i) cause the principal amount of the Affiliate's (and its material subsidiaries') aggregate indebtedness for borrowed money with a stated maturity in excess of twelve months or renewable at the borrower's option for a term in excess of twelve months (excluding current maturities on long-term debt) to exceed $100 million, or (ii) cause the principal amount of the Affiliate's (and its material subsidiaries') aggregate indebtedness for borrowed money with a stated maturity of less than twelve months and not renewable at the borrower's option for a term in excess of twelve months (including current maturities of long-term debt) to exceed $100 million, excluding for purposes of both clauses (i) and (ii) the Jumpstart Credit Facilities.

         For purposes of this resolution, a subsidiary of an Affiliate is any entity of which a majority of the equity is owned by the Affiliate.

                                                                       Exhibit 7


         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of the undersigned.


Date:   December 27,  1999         NEW AAP LIMITED



                                   By:      /s/ Lawrence M. Call
                                       ----------------------------------------
                                   Name:  Lawrence M. Call
                                   Title:   President


                                   APPLE HOLD CO., L.P.

                                   By:  AP NEW CO., LLC, its general partner

                                   By:  Amway Corporation, its Manager



                                   By:      /s/ Lawrence M. Call
                                       ----------------------------------------
                                   Name:  Lawrence M. Call
                                   Title:  Senior Vice President,
                                           Chief Financial Officer and Treasurer


                                   AP NEW CO., LLC

                                   By:  Amway Corporation, its Manager



                                   By:      /s/ Lawrence M. Call
                                       ----------------------------------------
                                   Name:  Lawrence M. Call
                                   Title:  Senior Vice President,
                                           Chief Financial Officer and Treasurer

                                   AMWAY CORPORATION



                                   By:      /s/ Lawrence M. Call
                                       ----------------------------------------
                                   Name:  Lawrence M. Call
                                   Title: Senior Vice President,
                                          Chief Financial Officer and Treasurer


                                   JAY VAN ANDEL TRUST



                                   By:      /s/ Jay Van Andel
                                       -----------------------------------
                                   Name:  Jay Van Andel
                                   Title:   Trustee



                                   /s/ Jay Van Andel
                                   ----------------------------------------
                                   JAY VAN ANDEL


                                   RDV CORPORATION



                                   By:      /s/ Robert H. Schierbeck
                                       --------------------------------------
                                   Name:  Robert H. Schierbeck
                                   Title:   Treasurer